2018

ANNUAL INFORMATION FORM

(Fiscal Year Ended March 31, 2018)

CORPORATE OFFICE

8585 Chemin Côte-de-Liesse

Saint-Laurent, Québec

June 13, 2018                                                                                                                               Canada H4T 1G6

TABLE OF CONTENTS

1.           CORPORATE STRUCTURE OF CAE

1.1        Name, Address and Incorporation

1.2        Inter-corporate Relationships

2.           OVERVIEW OF CAE AND THE DEVELOPMENT OF ITS BUSINESS

2.1        Overview

2.2        Geographic and Segment Revenues and Locations

2.3        CAE’s Mission

2.4        CAE’s Vision

2.5        Our Strategy and Operations

2.6        Industry Overview and Trends

2.7        Research and Development

2.8        Production and Services

2.9        Specialized Skills and Knowledge

2.10      Competition

2.11      Components

2.12      Protection of Our Intellectual Property

2.13      Intellectual Property

2.14      Cycles

2.15      Environmental Matters

2.16      Employees

2.17      Foreign Exchange

3.           DESCRIPTION OF THE BUSINESS SEGMENTS

3.1        Civil Aviation Training Solutions

3.2        Civil Market Trends and Outlook

3.3        Defence and Security

3.4        Defence Market Trends and Outlook

3.5        Defence Contracts

3.6        Healthcare

3.7        Healthcare Market Trends and Outlook

4.           RISK FACTORS

4.1        Risks Relating to the Industry

4.2        Risks Relating to the Company

4.3        Risks Relating to the Market

5.           DIVIDENDS AND DISTRIBUTIONS

5.1        Dividends

5.2        Repurchase and Cancellation of Shares

6.           DESCRIPTION OF CAPITAL STRUCTURE

7.           MARKET FOR SECURITIES

7.1        Trading Price and Volume

8.           DIRECTORS AND OFFICERS

8.1        Name and Occupation

8.2        Cease Trade Orders, Bankruptcies, Penalties or Sanctions

9.           TRANSFER AGENT AND REGISTRAR

10.        AUDIT COMMITTEE

10.1      Charter

10.2      Membership

11.        APPROVAL OF SERVICES

12.        ADDITIONAL INFORMATION

GLOSSARY

SCHEDULE A – SUBSIDIARIES AND OTHER INVESTMENTS

SCHEDULE B – AUDIT COMMITTEE CHARTER

INFORMATION INCORPORATED BY REFERENCE

CAE’s Management’s Discussion and Analysis and our Consolidated Financial Statements for the year ended March 31, 2018, and the notes thereto (Consolidated Financial Statements) appear in the Annual Financial Report to Shareholders for the year ended March 31, 2018 (Annual Financial Report). The Consolidated Financial Statements were prepared in accordance with Part 1 of the CPA Canada Handbook, referred to as accounting and international financial reporting standards (IFRS). The information contained in the Management’s Discussion and Analysis (MD&A) and the Consolidated Financial Statements for the year ended March 31, 2018, and the notes thereto, is specifically incorporated by reference into this Annual Information Form (AIF). Any parts of the Annual Financial Report not specifically incorporated by reference do not form part of this AIF.

Unless otherwise noted, all dollar references in this Annual Information Form are expressed in Canadian dollars.

References to fiscal 2018 refer to the period from April 1, 2017 to March 31, 2018, references to fiscal 2017 refer to the period from April 1, 2016 to March 31, 2017, and references to fiscal 2016 refer to the period from April 1, 2015 to March 31, 2016.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This AIF includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the industry such as competition, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory rules and compliance, risks relating to CAE such as product evolution, research and development (R&D) activities, fixed-price and long-term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, warranty or other product-related claims, product integration and program management, protection of our intellectual property, third-party intellectual property, loss of key personnel, labour relations, environmental matters, claims arising from casualty losses, integration of acquired businesses, our ability to penetrate new markets, U.S. foreign ownership, control or influence mitigation measures, length of sales cycle, seasonality, continued returns to shareholders, information technology systems including cybersecurity risk, data privacy risk and our reliance on technology and third-party providers, and risks relating to the market such as foreign exchange, availability of capital, pension plan funding, doing business in foreign countries including corruption risk, political instability and income tax laws. Additionally, differences could arise because of events announced or completed after the date of this AIF. You will find more information in the Business risk and uncertainty section of the MD&A. We caution readers that the risks described above are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this AIF are expressly qualified by this cautionary statement.

1.                 CORPORATE STRUCTURE OF CAE

1.1           Name, Address and Incorporation

On March 17, 1947 CAE Inc. (Company or CAE) was incorporated as Canadian Aviation Electronics Ltd. under the laws of Canada by letters patent. In 1965, the name of the Company was changed to CAE Industries Ltd. and in 1993 the Company changed its name to CAE Inc.

CAE was continued in 1977 under the Canada Business Corporations Act (CBCA). In 1979, CAE’s articles were amended to change its authorized share capital to an unlimited number of common shares, and again in 1981 to authorize an unlimited number of preferred shares, issuable in series, with such rights, privileges, restrictions and conditions as the Directors of CAE may determine.

On June 9, 1995, CAE’s articles were amended to authorize the Directors to appoint additional Directors in accordance with the provisions of the CBCA. On April 1, 2001, the Company amalgamated with CAE Electronics Ltd., our wholly-owned subsidiary.

CAE’s registered office is located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6, telephone: (514) 341-6780, fax: (514) 340-5530.

1.2           Inter-corporate Relationships

The direct and indirect subsidiaries and other investments or ownership interests of CAE are set out in Schedule A hereto.

2.                 OVERVIEW OF CAE AND THE DEVELOPMENT OF ITS BUSINESS

2.1           Overview

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 8,500 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 120,000 civil and defence crewmembers and thousands of healthcare professionals worldwide.

Our training solutions comprise a combination of products and services, with nearly 60% of our business being derived from the provision of services.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on experience, strong technical capabilities, a highly trained workforce and global reach.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

2.2           Geographic and Segment Revenues and Locations

CAE’s consolidated revenue from continuing operations in fiscal 2018 was $2.830 billion and in 2017 was $2.705 billion and is broken down as follows:

Revenue by Segment (%)			Geographic Distribution of Revenue (%)
	2018	2017		2018	2017
Civil Aviation Training Solutions	58	58	US	37	36
Defence and Security	38	38	Other European countries	12	12
Healthcare	4	4	Other Asian countries	10	12
	100	100	Canada	9	10
			China	8	6
			United Kingdom	8	10
			Other countries	4	3
			United Arab Emirates	4	3
			Germany	3	3
			Netherlands	3	3
			Australia	2	2
				100	100

The following sets out, by business segment, the locations of CAE’s primary subsidiaries’ and divisions’ material sites:
Location	Civil Aviation Training Solutions	Defence and Security	Healthcare
Canada
Montreal, Québec	✓	✓	✓
Calgary, Alberta			✓
Cold Lake, Alberta		✓
Halifax, Nova Scotia		✓
Moose Jaw, Saskatchewan		✓
Ottawa, Ontario		✓
Petawawa, Ontario		✓
Saint John, Newfoundland	✓
Toronto, Ontario	✓	✓
Trenton, Ontario		✓
Vancouver, British Columbia	✓
Europe
Amsterdam, Netherlands	✓
Barcelona, Spain	✓
Benson, Wallingford, United Kingdom		✓
Bordeaux, France	✓
Brussels, Belgium	✓
Budapest, Hungary		✓
Burgess Hill, United Kingdom	✓	✓	✓
Copenhagen, Denmark	✓
Dublin, Ireland	✓
Frankfurt, Germany	✓
Gatwick, United Kingdom	✓
Madrid, Spain	✓
Mainz, Germany			✓
Manchester, United Kingdom	✓
Oslo, Norway	✓
Oxford, United Kingdom	✓
Paris, France	✓
Prague, Czech Republic	✓
Rome, Italy	✓
Sesto Calende, Italy		✓
Shannon, Ireland	✓
Stavanger, Norway	✓
Stockholm, Sweden	✓
Stolberg, Germany		✓
Vélizy, France		✓
Veszprem, Hungary			✓

Location	Civil Aviation Training Solutions	Defence and Security	Healthcare
United States
Altus, Oklahoma		✓
Charlotte, North Carolina	✓
Corpus Christi, Texas		✓
Dallas/Fort Worth, Texas	✓
Fort Lauderdale, Florida	✓
Holloman AFB, New Mexico		✓
Little Rock, Arkansas		✓
Mesa, Arizona	✓
Miami, Florida	✓
Minneapolis, Minnesota	✓
Morristown, New Jersey	✓	✓
Orlando, Florida	✓	✓
Phoenix, Arizona	✓
Richardson, Texas		✓
San Francisco, California	✓
Sarasota, Florida			✓
Tampa, Florida		✓
Washington, D.C.		✓

Location	Civil Aviation Training Solutions	Defence and Security	Healthcare
Other
Abu Dhabi, United Arab Emirates	✓	✓
Amberley, Australia		✓
Auckland, New Zealand		✓
Beijing, China	✓
Bengaluru, India	✓	✓
Canberra, Australia		✓
Brunei, Darussalam		✓
Dubai, United Arab Emirates	✓
Gondia, India	✓
Ho Chi Minh, Vietnam	✓
Hong Kong, China	✓
Johannesburg, South Africa	✓
Kuala Lumpur, Malaysia	✓
Lima, Peru	✓
Manila/Clark, Philippines	✓
Melbourne, Australia	✓	✓
New Delhi, India	✓
Ohakea, New Zealand		✓
Perth, Australia	✓
Richmond, Australia		✓
Sale, Victoria, Australia		✓
Santiago, Chile	✓
Sao Paulo, Brazil	✓
Seoul, Korea	✓
Shanghai, China	✓
Singapore, Republic of Singapore	✓	✓
Sydney, Australia		✓
Tokyo, Japan	✓
Toluca, Mexico	✓
Zhuhai, China	✓

2.3           CAE’s Mission

Through the training we provide, our mission is to make air travel safer, defence forces mission ready and medical personnel better able to save lives.

2.4           CAE’s Vision

Our vision is to be the recognized global training partner of choice to enhance safety, efficiency and readiness.

2.5           Our Strategy and Operations

Our Strategy

We address safety, efficiency and readiness for customers in three core markets: civil aviation, defence and security, and healthcare.

We are a unique, pure-play training company with a proven record, of more than 70 years, of commitment to our customers’ long-term training needs.

We offer the most innovative and broadest range of comprehensive training solutions across a global network by incorporating a combination of live training on actual platforms, virtual training in simulators and extended reality applications, and constructive training using computer-generated simulations. Our strategic imperatives focus on the protection of our leadership position and growing at a superior rate than the underlying markets.

Six Pillars of Strength

We believe there are six fundamental strengths that underpin our strategy and position us well for sustainable long-term growth:

-        High degree of recurring business;

-        Strong competitive moat;

-        Headroom in large markets;

-        Underlying secular tailwinds;

-        Potential for superior returns;

-        Culture of innovation.

High Degree of Recurring Business

Nearly 60% of our business is derived from the provision of services and largely involves long-term contracts and training demand from customers operating under regulations that require them to train on a recurrent basis. As well, we have good visibility owing to a large order backlog and high success rate of renewing existing customer contracts.

Strong Competitive Moat

We pride ourselves in building strong customer and partner relationships, which in many cases span several decades, and we are a market leader across all of our segments. We focus on providing an excellent end-to-end customer experience and we offer our customers unique comprehensive solutions with market-leading global reach and scale.

Headroom in Large Markets

We provide innovative training solutions to customers in large addressable markets in civil aviation, defence and security and healthcare with substantial headroom to grow our market share over the long term.

Underlying Secular Tailwinds

Industry experts expect long-term commercial passenger traffic to grow at a rate of 3.7% annually over the next decade. In defence and security, we see renewed defence investment as a positive catalyst and an increased focus on training for mission readiness. We also see an increased propensity for customers in both civil aviation and defence and security to outsource their training enterprises. In the emerging healthcare market, we also see a rising adoption of simulation for education and training of healthcare students and professionals. Each of our three core markets is characterized by a scarcity of critical personnel for which we are in a prime position to help customers meet their needs for highly trained professionals.

Potential for Superior Returns

Our rising proportion of revenue from training services provides potential for lower amplitude cyclicality as training is largely driven by the training requirements of the installed fleet. As well, we have potential to grow at a superior rate to that of our underlying markets by growing market share.

Culture of Innovation

Fueled by highly qualified and passionate employees, we derive significant competitive advantage as an innovative leader in simulation products and training solutions. Backed by more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We design and deliver the industry's most sophisticated training systems, employing the latest in simulation, extended reality and digital, including data-enabled technologies. As well, we have a demonstrated flexibility by engaging customers under a variety of partnership models.

Our Operations

We provide integrated training solutions to three markets globally:

-        The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations (FTOs), maintenance repair and overhaul organizations (MROs) and aircraft finance leasing companies;

-        The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;

-        The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies and OEMs.

2.6           Industry Overview and Trends

The civil, defence and security and healthcare markets that CAE serves are driven by factors particular to each market.

CAE believes the civil market is most affected by the world gross domestic product, which in turn drives air travel, measured in revenue passenger kilometers (RPK). This positive RPK generation needs to be satisfied by aircraft deliveries in addition to the existing fleet, and then corrected for attrition. Other factors influencing CAE include the nature, size and composition of aircraft fleets, aircraft delivery schedules, pilot demographics, certification requirements, market demand for commercial and business air travel and helicopter transport; the latter two in particular are also influenced by corporate profits and activity in the oil and gas sector.

CAE believes the defence and security market is mostly influenced by a combination of defence spending and the nature of military activity. Demand for CAE’s Defence products and services are also influenced by the degree to which governments globally lean towards the outsourcing of functions to the private sector. As well, CAE’s Defence and Security (Defence) business is affected by the extent to which synthetic training and mission rehearsal solutions gain market acceptance as a complement or alternative to live training such as flying an actual aircraft or firing an actual weapon.

CAE believes the healthcare market is influenced by developments in treatments for healthcare issues and, in some markets, government spending. Demand for CAE’s healthcare products and services is also influenced by the degree to which simulation-based training and procedure rehearsal solutions gain market acceptance as an alternative to the present system of on-the-job learning assisted by seasoned clinicians. As well, CAE believes the introduction of disruptive medical technology will have a bearing on the rate of adoption for simulation-based training solutions. New medical devices and advanced procedures, such as intra-cardiac echocardiography, cardiac assist devices and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training.

2.7           Research and Development

CAE’s competitive strategy is based on technology leadership of its products and services. This strategy is underpinned by a strong innovation culture and a long-standing commitment to performing R&D. Also, CAE’s competitive strategy is based on training leadership. Launched in April 2015, CAE’s Flight Instructor Initiative (FIIN) continues to be a flagship initiative which focuses on recruiting, developing and retaining the best instructors to make them part of our differentiators.  This initiative leverages CAE’s ongoing development of instructor support infrastructures and tools as well as basic research and experimentation with disruptive technologies related to biometrics and virtual reality. CAE has led the industry in introducing disruptive sustainable innovations to meet the highest safety standards required by governments, regulatory authorities and airlines.  In 2018, CAE announced the launch of its newest pilot training innovation, the CAE Real-time Insights and Standardized Evaluations (CAE Rise™), with its longstanding partner AirAsia. CAE Rise™ promises to take pilot training standardization and evaluations to a whole new level.

CAE uses leading practices in its Global Engineering organization to ensure strategic alignment of the technology roadmap with the business strategy. Driving innovation at all levels within CAE’s products, services and processes throughout the operational execution continues to be a strategic priority. To this end, a company-wide “Innovation Challenge” process has been deployed to all employees and includes an internal social media platform to stimulate creativity. Our employees are proud to contribute to the innovation journey leading to new products and services.  Additionally, CAE’s R&D partnerships with universities and research centers also help ensure a constant flow of the best talent and leverage the latest technologies and expert knowledge to improve CAE’s products, processes, and services.

Furthermore, CAE’s digital simulation products ecosystem and footprint has amplified in the last year with the initial implementation of the Sentinel system and with the development of data collection and analytics algorithms to enable operational efficiencies, evidence-based evaluation, as well as the enhancement of its training systems powered by advanced algorithms and artificial intelligence. The CAE 7000XRTM continues to be a benchmark in the industry, amplified by new innovations and by further enablement developed from CAE’s digital ecosystem capabilities. This simulator has defined the customer experience standards for pilots, for instructors, for maintenance technicians, and for training centre operators.  The CAE 7000XRTM next generation instructor environment has been a significant achievement. The 7000XRTM also provides a novel computing infrastructure that leverages cloud-based big data technologies to allow for a superior level of operational efficiency. The CAE 7000XRTM has also demonstrated and in service mean time between failures that is superior to previous product generations. Embedded training capabilities such as upset recovery training systems, as mandated by new regulations, remain critical for a comprehensive and immersive training experience.

Additionally, in fiscal 2018, CAE launched the CAE 600XR Series Flight Training Devices (FTD), the latest addition to CAE's innovative XR Series training equipment suite.

The adoption of the CDB (formerly known as the Common Database and originally developed by CAE) in FY2016 as an Open Geospatial Consortium (OGC) standard brought the geospatial intelligence, modelling, and simulation industries together to establish greater interoperability of geospatial data. In FY2018, the OGC CDB was also approved for the US Department of Defense (DoD) Information Technology Standards and Profile Registry (DISR). The DISR is the single, unifying DoD registry for approved information technology (IT) and national security systems (NSS) standards and standards profiles that is managed by the Defense Information Systems Agency (DISA). The DISR Baseline lists IT Standards that are mandated for use in the DoD Acquisition process. The application of the CDB standard to future simulation architectures will significantly reduce development, update, and configuration management timelines for the creation of synthetic environment databases.

CAE has continued to advance its leadership position in simulation synthetic environments with its CAE Medallion-6000XR image generator which is now fully compliant to the OGC CDB, and features new state-of-the-art sea environments and 3D immersive models. The next-generation CAE Medallion-6000XR continues to leverage latest commercial-off-the-shelf (COTS) graphics processors and includes enhanced features that support the creation of highly realistic, interoperable, and immersive synthetic environments.

Specifically, for the defence and security market segment, CAE continues to actively conduct research and development initiatives related to distributed mission operations, integrated live-virtual-constructive (iLVC) training, closed-loop training, high-fidelity remotely piloted aircraft training systems, cybersecurity, mid-fidelity flight training devices, and more realistic synthetic environments.  These initiatives are designed to support the desire of defence forces to conduct more integrated and networked virtual training and mission rehearsal exercises, as well as optimize the overall efficiency through the lifecycle of a training system.  Key advancements include, the continued development of technologies related to enduring platforms as well as positioning to provide key technologies and capabilities to new platforms addressing the need for immersive, integrated and interoperable training environments. CAE is actively teaming with other industry partners, as evidenced by our November 2017 announcements of a collaborative agreement to develop iLVC training that is easier to set-up, secure, and interoperable. In FY2018 the LVC capabilities have been successfully demonstrated across live platforms and competitors’ products.

In fiscal 2018, CAE filed 71 new patents and patent applications covering the latest innovations in its products, processes and services. In addition, CAE will develop technologies and training solutions geared towards joint and networked operations in order to be a training systems integrator in the air, naval and land domains.

CAE’s Healthcare R&D teams continue to innovate and introduce novel products.  Among several other innovations, In FY2017, CAE Healthcare launched the VimedixAR ultrasound simulator with real-time interactive holograms of human anatomy generated by Microsoft Hololens, the world’s first self-contained holographic computer. We were the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market which as become a world-renowned award-winning product for CAE.  In FY2018, CAE launched CAE Juno, a new clinical skills manikin for nursing programs designed to help bridge the gap between classroom and hospital settings.  Additionally, CAE developed the LucinaAR, the world's first augmented reality childbirth simulator. This high-fidelity patient manikin allows clinical teams and learners to practice emergency labour and delivery manoeuvres while guided by 3D holograms. In September 2017, in a unique collaboration with the American Society of Anesthesiologists (ASA), we released Anesthesia SimSTAT, a revolutionary virtual healthcare training environment for practicing physicians to provide continuing medical education for Maintenance of Certification in Anesthesiology (MOCA). This award-winning technology platform expands our access to simulation-based clinical training among the anesthesia community.

2.8           Production and Services

Production

CAE’s manufacturing and assembly facilities are located in Montreal, Canada; Tampa, U.S.; Sarasota, U.S.; Bengaluru, India; Stolberg, Germany; and Sydney, Australia.

Most of our manufacturing and integration activities for Civil and Defence simulation systems are conducted at CAE’s facilities in Montreal, with some integration and update related work also being conducted at the Tampa, Burgess Hill, Bengaluru, Sydney, and Stolberg sites. The Tampa facility conducts military systems integration and testing activities for simulation equipment destined for U.S. military-related contracts.

The manufacturing process for a full flight simulator (FFS) is complex, involving the coordination of more than 200,000 parts and millions of lines of software code. The manufacture of a simulator includes six major stages: design, manufacture and assembly, integration and testing, shipping, site installation and final qualification on site. Defence simulators, by virtue of their tactical environments and weapons/sensor systems, are more complex and unique than Civil simulators and therefore may take more time to design, manufacture and test.

Manufacturing is organized into ten manufacturing cells comprised of the following three major disciplines: electronics (printed circuit board assembly), electrical (cables, cabinets, aircraft instruments and avionics), and mechanical (sheet metal and machine shop, precision assembly and hydraulics, structural assembly and final assembly). Each cell has its own planning, methodizing and set of specific products to deliver, which establishes clear accountability for manufacturing performance.

Services

CAE’s training and service facilities are based around the world. While our head office is located in Montreal, Canada, CAE has over 65 training centres globally.

These locations include Type Rating Training Organizations offering pilot, maintenance and cabin crew training to business and commercial aircraft operators; ab-initio training centres which provide commercial pilot license training to aspiring pilots; Defence training centres offering academic, simulator and live flying training to produce qualified military aircrews; and several locations from which CAE offers technical support services to aviation training centres.

CAE provides a range of technical support services to Civil and Defence simulator operators, including parts replacement and repairs, installations, relocations, upgrades and technical training. Customers use CAE’s technical services to answer questions, troubleshoot and receive advice. This extends to service visits by CAE’s engineers to assist in customer maintenance and repair activities. Defence and Civil upgrade services are not restricted to CAE products; CAE can upgrade most other manufacturers’ simulators. CAE services are offered either in conjunction with a sale of a simulator, through maintenance contracts or individual purchase orders. CAE believes that our service business provides opportunities to influence the upgrade of installed FFS while providing valuable insights into customer training needs.

In Defence, CAE provides a range of training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 80 sites around the world.

CAE also provides analytical and engineering services that leverage modeling and simulation and other advanced technologies to develop innovative solutions to our clients’ most complex challenges. CAE offers clients a range of services and subject matter expertise, including human factors and human system integration, capability based planning, advanced synthetic environments, system and software engineering for Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance and electronic warfare systems, training systems and services, integrated information environments, and in-service support for fleet operations and maintenance.

2.9           Specialized Skills and Knowledge

CAE employs predominantly graduates in engineering and software development, as well as pilots, instructors and other flight training experts. As an industry leader, CAE is able to train our staff in the technology and software required for simulation software and equipment. Flight trainers are typically recruited from the ranks of former airline or military pilots.  Recognizing that engineering talent is critical to CAE innovation capability, CAE has an engineering career framework to develop the talent pipeline within the CAE engineering community.

With over 2,700 contingent workers and full-time employees, flight instructors are CAE’s second largest employee group after engineers and the Company’s face in front of customers. They’re also key to ensuring we become the industry’s gold standard in training. We’ve implemented a number of initiatives to improve our instructor capability under our new training organization.  The Global Leader in Training Strategy enhances our value proposition in aviation training and engages instructors in achieving our vision. Strategy was developed to recruit, develop and retain the best instructors. This strategy includes identifying the attributes of best-in-class instructors and setting the industry standard for instructor performance management to enhance our competitive edge. It will serve to elevate the profile of our instructors both internally and externally. This initiative will also help us build the right HR infrastructure around instructors and give them the tools they need to excel.

To optimize training leadership, CAE is investing in three areas:

-        Enhance instructor performance - As a result, CAE will strengthen the instructor support infrastructure, including new functions, processes and technical support tools;

-        Enhance course offering by investing in courseware development and training delivery support tools; and

-        Training service innovation - CAE is continuing to invest in R&D to innovate the training service offering and is leveraging on its engineering organization and capabilities to support strategic training solutions.

2.10         Competition

We sell our simulation equipment and training services in highly competitive markets. Section 4.1.1 of this AIF contains more information regarding competition as a risk factor for CAE.

2.11         Components

CAE deals with a variety of goods and services suppliers across our business segments. Although we are not overly dependent on any single supplier for any key manufacturing components or services, CAE’s products contain sophisticated computer systems that run on software and operating systems supplied to us by third parties. Such computer systems and software may not always be available to CAE to license or purchase.

The production of CAE simulators is often dependent upon receipt by CAE of data, including confidential or proprietary data, concerning the functions, design and performance characteristics of a product or system, the performance of which CAE’s simulator is intended to simulate. CAE cannot guarantee that we will be able to obtain such data on reasonable terms, or at all. Original manufacturers of these products and systems could object to the simulation by CAE of components of, or the totality of their products or systems, or could request high license fees that could negatively impact CAE’s profit margins.

Most of the raw materials used in manufacturing (such as sheet metal, wires, cables and electronic components) are available off the shelf from multiple commercial sources. The unique parts are the aircraft parts. These are usually available from aircraft manufacturers, the resale market, decommissioned or surplus aircrafts as well as through simulated part manufacturers.

The availability of most parts in a timely manner facilitates a relatively smooth production flow. Aircraft parts, in some instances, may be an exception, especially on new/prototype aircraft types or those out of production. The timely delivery of these parts is often the responsibility of CAE’s customers. CAE’s contracts normally link these aircraft parts delivery dates to the simulator delivery schedules. In cases where such aircraft parts cannot be made available, CAE’s customers rely on CAE’s ability to make simulated parts.

2.12         Protection of Our Intellectual Property

We rely, in part, on trade secrets, copyrights and contractual restrictions, such as confidentiality agreements, patents and licences to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

2.13         Intellectual Property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. Our training systems may also involve the collection and analysis of customer performance data in connection with the use of our training systems. We may not be able to obtain access to these multiple data sets on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

The markets in which we operate are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products and services may be constrained by third-party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

CAE owns certain patents and has filed applications in respect of additional patents. CAE enters into agreements containing non-disclosure and confidentiality clauses with third parties and has similar provisions in place with our employees to protect our proprietary information and trade secrets. CAE also has internal policies concerning both ethics and intellectual property which guide our employees in their dealings with CAE’s intellectual property and that of third parties.

Given the lengthy delay in obtaining patents, during which some technology may evolve into newer generations, the required detailed patent application disclosure which may permit competitors to reverse-engineer an invention, and the cost of maintaining and defending patents, CAE believes that certain intellectual property is adequately protected by either maintaining it as a trade secret or selectively disclosing enough of it to forestall anyone else from subsequently claiming it as their own original innovation.

CAE’s agreements with Industry Canada and Investissement Québec (IQ) restrict, in some cases, CAE’s ability to license (other than to customers) or transfer ownership of intellectual property developed with the program’s support until all funding has been repaid or consent has been obtained.

Given CAE’s many decades of success in the field of aviation simulation and training, CAE believes that the CAE brand and some of our trademarked products and services have value in the markets we address.

2.14         Cycles

The Defence segment sells to government customers such that there is no evident cycle to the intake of orders, but such order levels may vary significantly from quarter to quarter because of the irregular timing of government orders and procurement processes.

The Civil segment’s equipment sales to airlines are affected by the cycles of expansion and contraction of the entire commercial airline industry, as well as the availability of credit and general economic conditions. Demand for training services is to a lesser extent, also affected by the longer wave cycles of the commercial airline industry. The Civil segment also experiences a significant degree of seasonality; in times of peak travel (holiday periods, etc.) airline and business jet pilots are often too busy flying aircraft to attend training sessions. As well, production of CAE’s simulators is affected by the Company’s annual summer shutdown, which principally affects manufacturing activities in our main plant in Montreal.

Healthcare is subject to the irregular timing of orders by hospitals, universities, government entities and defence forces.

2.15         Environmental Matters

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

Additionally, the potential impacts of continued climate change are unpredictable. The occurrence of one or more natural disasters or weather-related events could result in a disruption of operations, property damage and adverse effects to the cost or availability of materials and resources. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims, though to date our insurance coverage has been adequate to meet claims.

CAE believes our current operations are in compliance in all material respects with environmental laws and regulations. Environmental protection requirements do not have material financial or operational effects on CAE’s capital expenditures, earnings or competitive position.

2.16         Employees

CAE strives to have practices in place that drive employee development and engagement through employee communications, processes such as its Annual Leadership Development Process. The Company invests in its employees through technical and leadership training, as well as developmental career moves.

CAE employs over 8,500 employees; of these approximately 1,700 are unionized and covered by 43 different collective agreements all over the world. These differing collective bargaining agreements have various expiration dates, including that of an employee group in Montreal, Canada which is expiring in June 2018 and is currently in the process of being renewed. The Company maintains constructive relationships with its unions and strives to achieve mutually beneficial relationships while maintaining cost competitiveness.

2.17            Foreign Exchange

Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately one‑third in each of the U.S, Europe and the rest of the world. Section 4.3.1- Foreign Exchange of this AIF contains more information regarding Foreign Exchange as a risk factor for CAE.

3.                 DESCRIPTION OF THE BUSINESS SEGMENTS

3.1        Civil Aviation Training Solutions

We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services.

We have the unique capability to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of commercial aviation training services and the second largest in business aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 30 countries and through our broad global network of more than 50 training centres, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes products and services offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently operate 255 FFSs, including those operating in our joint ventures. We offer industry‑leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE RiseTM, which will improve training quality, objectivity and efficiency through the integration of untapped flight and simulator data‑driven insights into training. As the industry leader in training, we continue our strategy to recruit, develop and retain the best instructors, who represent our second largest employee group after engineers. In the formation of new pilots, CAE operates the largest ab initio flight training network in the world. In the area of resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, third-party training centres and OEMs. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning a number of decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and also enables us to leverage our extensive worldwide network of spare parts and service teams.

Civil Aviation Training Solutions obtained contracts with an expected value of $2,339.5 million, including contracts for 50 full-flight simulators.

New Programs and Products

-        We achieved Level D qualification for the world’s first CAE-built Bombardier C Series FFS, located at the Bombardier Training Centre in Montreal, Canada and Interim Level C qualification for the world’s first airline operated Boeing 737MAX FFS, located at Air Canada’s training centre in Toronto, Canada;

-        We launched the CAE Master Pilot Training Program, a badge of honor dedicated to further elevate the experience of business aviation pilots throughout their career, raising pilot levels of platform knowledge, safety awareness and situational response capabilities;

-        We launched our newest pilot training innovation, the CAE RiseTM training system, with longstanding partner AirAsia;

-        We launched the CAE 600XR Series FTD, the latest addition to CAE's innovative XR Series training equipment suite.

Expansions

-        We signed a Memorandum of Understanding with Singapore Airlines, to establish a joint venture for pilot training in Singapore. The joint venture will initially focus on primarily providing simulator training for Boeing aircraft types, supporting Singapore Airlines, its subsidiaries and other operators’ pilot training needs in the region. The closing of the transaction is subject to customary closing conditions;

-        We announced the extension of our North American training footprint in Minneapolis-Saint Paul, U.S. Through this centre, we have extended our ability to support regional airline customers and have the capacity to train more than 20,000 pilots every year;

-        We, together with Korea Airports Corporation, inaugurated a new training facility at Gimpo Airport, Seoul, Korea, to support the growing pilot training needs of Korean carriers;

-        We announced the expansion of our North American pilot training capacity with the addition of a new CAE-built Bombardier CRJ900 FFS and an Embraer ERJ-145 in Phoenix, U.S., and the deployment of one Airbus A320 FFS in Montreal, one Airbus A320 FFS in Mexico and one Bombardier Q400 FFS in Vancouver to be delivered throughout the year;

-        We inaugurated an ATR 72-600 FFS at our training centre in Madrid, Spain;

-        We announced, together with Abu Dhabi Aviation Training Center (ADA), a new Embraer ERJ-145 pilot training program with Falcon Aviation. Training will be delivered to Falcon Aviation's pilots and other regional operators at ADA's brand-new training facility in Abu Dhabi, UAE.

Acquisitions and Divestitures

-        We concluded a sale to China Southern Airlines of our 49% equity interest in the joint venture ZFTC. As part of the transaction, both companies reached an agreement on the outsourcing to CAE of third-party airline training conducted at China Southern Airlines’ ZFTC facility;

-        We acquired a portfolio of training assets in North America and Europe from a full-flight simulator leasing business for cash consideration of $24.7 million, where we obtained fully operational FFSs and various customer contracts;

-        We completed the acquisition of the remaining 50% equity interest in AACE from AirAsia, for a cash consideration of $114.8 million [US$90 million] and long-term contingent cash consideration payable of up to US$10 million if certain criteria are met;

-        We purchased a 45% interest in Pelesys, forming a joint venture with a global leader in the provision of aviation training solutions and courseware.

3.2           Civil Market Trends and Outlook

Market Trends and Outlook

Demand for training solutions in the civil aviation market is driven by the following:

-        Pilot training and certification regulations;

-        Safety and efficiency imperatives of commercial airline and business aircraft operators;

-        Expected long-term global growth in air travel;

-        Growing active fleet of commercial and business aircraft;

-        Demand for trained aviation professionals.

Pilot Training and Certification Regulations

Civil aviation training is a largely recurring business driven by a highly-regulated environment through global and national standards for pilot licensing and certification, amongst other regulatory requirements. These mandatory and recurring training requirements are regulated by national and international aviation regulatory authorities such as the International Civil Aviation Organization (ICAO), European Aviation Safety Agency (EASA), and Federal Aviation Administration (FAA) in the U.S.

In recent years, pilot certification processes and regulatory requirements have become increasingly stringent. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-crew Pilot License (MPL), with the Airline Transport Pilot (ATP) certification requirements in the U.S. and with Upset Prevention and Recovery Training (UPRT) requirements mandated by both EASA and the FAA.

Safety and Efficiency Imperatives of Commercial Airline and Business Aircraft Operators

The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives to achieve satisfactory returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps, pilot capability gaps, evolving regulatory and training environments, and on-going aircraft programs. Partnering with a training provider like CAE gives airlines immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing aircraft fleet options that suit their business.

Our newest innovation in pilot training systems, CAE Rise™, is well positioned to elevate the pilot training experience. Backed by industry‑leading technology, this system enables instructors to deliver training in accordance with airlines’ Standard Operating Procedures and enables instructors to objectively assess pilot competencies using live data during training sessions. Furthermore, CAE Rise™ augments instructors’ capability to identify pilot proficiency gaps and evolve airline training programs to the most advanced aviation safety standards, including Advanced Qualification Program and Evidence Based Training methodologies.

Expected Long-Term Global Growth in Air Travel

The secular growth in air travel is resulting in higher demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training solutions.

In commercial aviation, the aerospace industry’s widely held expectation is that long-term average growth for air travel will continue at 3.7% annually over the next decade. For calendar 2017, passenger traffic increased by 7.6% compared to calendar 2016. For the first three months of calendar 2018, passenger traffic increased by 7.2% compared to the first three months of calendar 2017. Passenger traffic in Asia and Europe grew by 9.0% and 7.7% respectively, while Latin America, North America and the Middle East increased by 7.3%, 5.3% and 5.2% respectively.

In business aviation, training demand is closely aligned to business jet travel. According to the FAA, the total number of business jet flights, which includes all domestic and international flights, was up with 3.2% growth over the past 12 months. Similarly, according to Eurocontrol, the European Organisation for the Safety of Air Navigation, the total number of business aviation flights in Europe has improved by 4.8%.

In helicopter aviation, demand is driven mainly by the level of offshore activity in the oil and gas sector, as helicopter operators catering to this sector make up the majority of a relatively small training segment.

Potential impediments to steady growth in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, natural disasters, prolonged economic recessions, oil price volatility or other major world events.

Growing Active Fleet of Commercial and Business Aircraft

As an integrated training solutions provider, our long-term growth is closely tied to the active commercial and business aircraft fleet.

The global active commercial aircraft fleet has grown by an average of 3.1% annually over the past 20 years and is widely expected to continue to grow at an approximate average rate of 3.5% annually over the next two decades because of increasing emerging markets, low-cost carrier demand and fleet replacement in established markets. From March 2017 to March 2018, the global commercial aircraft fleet increased by 6.6%, growing by 9.3% in Asia Pacific, 6.3% in Europe, the Middle East and Africa (EMEA) and 4.6% in the Americas.

Major business jet OEMs are continuing with plans to introduce a variety of new aircraft models in the upcoming years. Examples include Bombardier’s Global 7000/8000, Cessna’s Citation Longitude and Hemisphere, Dassault's Falcon 6X and Gulfstream’s 500/600.

Our business aviation training network, comprehensive suite of training programs, key long-term OEM partnerships and ongoing network investments, position us well to effectively address the training demand arising from the entry-into-service of these new aircraft programs.

Our strong competitive moat in the civil aviation market, as defined by our extensive global training network, best-in-class instructors, comprehensive training programs and strength in training partnerships with airlines and business aircraft operators, allows us to effectively address training needs that arise from a growing active fleet of aircraft.

We are well positioned to leverage our technology leadership and expertise, including CAE 7000XR Series FFSs, CAE 400XR, 500XR, 550XR and 600XR Series FTD and CAE Simfinity™ ground school solutions, in delivering training equipment solutions that address the growing training needs of airlines, business jet operators, and helicopter operators.

Demand for Trained Aviation Professionals

We have large headroom in the training services market driven by a sustained secular demand for trained aviation professionals. Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. The expansion of global economies and airline fleets have resulted in a shortage of qualified personnel needed to fulfill this growing capacity.

Our Airline Pilot Demand Outlook, released in June 2017, identifies a global requirement for 255,000 new pilots over the next 10 years to sustain and grow the commercial air transport industry. Rapid fleet expansion and high pilot retirement rates create a further need to develop 180,000 first officers into new airline captains. These numbers mean that over 50% of the pilots who will fly the world’s commercial aircraft in 10 years have not yet started to train. To support this growth in demand, the aviation industry will require innovative solutions to match the learning requirements of a new generation of trained aviation professionals, leading to an increase in demand for simulation‑based training services and products.

3.3           Defence and Security

We are a training systems integrator for defence forces across the air, land and naval domains, and for government organizations responsible for public safety.

We are a global leader in the development and delivery of iLVC training solutions for defence forces. Most militaries leverage a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer-generated simulations. CAE is skilled and experienced as a training systems integrator capable of helping defence forces achieve an optimal balance of iLVC training to achieve mission readiness. Our expertise in training spans a broad variety of aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems. Increasingly, we are leveraging our training systems integration capabilities in the naval domain to provide naval training solutions, as evidenced by the program to provide the United Arab Emirates (UAE) Navy with a comprehensive Naval Training Centre. We offer training solutions for land forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles as well as constructive simulation for command and staff training. We also offer training solutions to government organizations for emergency and disaster management.

Defence forces seek to increasingly leverage virtual training and balance their training approach between live, virtual and constructive domains to achieve maximum readiness and efficiency. As such, we have been increasingly pursuing programs requiring the integration of live, virtual and constructive training and these tend to be larger in size than programs involving only a single component of such a solution. We are a first-tier training systems integrator and uniquely positioned to offer our customers a comprehensive range of innovative iLVC solutions, ranging from academic, virtual and live training to immersive, networked mission rehearsal in a synthetic environment. Our solutions typically include a combination of training services, products and software tools designed to cost-effectively maintain and enhance safety, efficiency, mission readiness and decision-making capabilities. We have a wealth of experience delivering and operating outsourced training solutions across different business models, including government-owned government-operated; government-owned contractor-operated; or contractor-owned contractor-operated facilities. Our offerings include training needs analysis; instructional systems design; learning management information systems; purpose-built facilities; state-of-the-art synthetic training equipment; curriculum and courseware development; classroom, simulator, and live flying instruction; maintenance and logistics support; lifecycle support and technology insertion; and financing alternatives.

We have delivered simulation products and training systems to approximately 50 defence forces in over 35 countries. We provide training support services such as contractor logistics support, maintenance services, classroom instruction and simulator training at over 80 sites around the world, including our joint venture operations. We continue to increase our support for live flying training, such as the live training delivered as part of the NATO Flying Training in Canada and the U.S. Army Fixed-Wing Flight Training programs, as we help our customers achieve an optimal balance across their training enterprise. Defence won contracts valued at $1,400.3 million of orders in FY2018.

New Programs and Products

-        We upgraded the C-130 Aeromedical Evacuation Training System for the U.S. Air Force at Dobbins Air Reserve Base with a motion platform, a first-of-its-kind in the world for an aeromedical fuselage trainer;

-        We supported the Royal Australian Air Force’s (RAAF) participation in the Diamond Thunder distributed mission training exercise, which saw the RAAF network various simulation assets across the country as part of its inaugural Air Warfare Instructor Course;

-        Our CAE 7000 Series C295 FFS and CAE 3000 Series SW-4 FFS were accepted into service by the Polish Air Force at the 8th Air Base Krakow-Balice and 41st Air Base School in Deblin, Poland respectively, where they will play a key role in the training of Polish Air Force aircrews and cadets;

-        Our Predator Mission Trainer was accepted into service by the Italian Air Force at Amendola Air Force Base in Italy.

Expansions

–    During the year, we began offering the new Initial Entry Fixed-Wing course at CAE's Dothan Training Center. A total of 56 U.S. Army students have graduated from the program during fiscal year 2018 to become Army fixed-wing aviators.

3.4           Defence Market Trends and Outlook

Demand for training solutions in the defence and security markets is driven by the following:

-        Growing defence budgets;

-        Attractiveness of outsourcing training and maintenance services;

-        Desire to integrate training systems to achieve efficiencies and enhanced preparedness;

-        Need for synthetic training to conduct integrated, networked mission training, including joint and coalition forces training;

-        Explicit desire of governments and defence forces to increase the use of synthetic training;

-        Installed base of enduring defence platforms and new customers;

-        Relationships with OEMs for simulation and training.

Growing Defence Budgets

In March 2018, the U.S. Congress finalized the U.S. federal budget for fiscal year 2018, which included the authorization of a defence budget for approximately USD $700 billion. In addition, the majority of the 29 members of NATO have expressed plans to increase defence spending in the coming years, and this includes Canada, which plans to grow annual defence spending from approximately $19 billion to $33 billion by 2027. NATO and allied nations continue to confront the immediate challenges posed by the war on terrorism and have been increasingly renewing and augmenting their strategic defences in view of emerging and resurgent geopolitical threats. Growing defence budgets in the U.S and much of NATO, as well as other regions such as Asia and the Middle East, will create increased opportunities throughout the defence establishment. Training is fundamental for defence forces to achieve and maintain mission readiness and growth in defence spending is expected to result in corresponding opportunities for training systems and solutions.

Attractiveness of Outsourcing Training and Maintenance Services

Another driver for CAE’s expertise and capabilities is the efficiency gained by our customers from outsourcing training and support services. Defence forces and governments continue to find ways to reduce costs and increase readiness, while allowing active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to consider outsourcing a variety of training services and we expect this trend to continue, which aligns directly with our strategy to grow long-term, recurring services business. We believe governments will increasingly look to industry for training solutions to achieve faster delivery, lower capital investment requirements, and for training support required to meet the demand for producing aircrews and achieve desired readiness levels. For example, we are delivering fixed-wing flight training to the U.S. Army at the CAE Dothan Training Center in Dothan, Alabama. At this training centre, we offer comprehensive classroom, simulator and live-flying training and we believe this type of training service delivery program will become increasingly attractive to defence forces globally.

Desire to Integrate Training Systems to Achieve Efficiencies and Enhanced Preparedness

Increased operational tempo combined with limited personnel and budget pressures have prompted defence forces around the world to seek reliable partners who can help develop, manage and deliver the training systems required to support today’s complex platforms and operations. Increasingly, defence forces are considering a more integrated and holistic approach to training. To help manage the complexities and challenges, many training programs are calling for an industry partner to help design and manage the total training system. CAE refers to this approach as training systems integration and has positioned the Company globally as a platform-independent training systems integrator. The overall intent for defence forces is to maximize commonality for increased efficiencies, cost savings, and most importantly, enhanced capability for mission preparedness. As a training systems integrator, CAE can address the overall iLVC domain to deliver comprehensive training, from undergraduate individual training all the way through to operational, multi-service and joint mission training.

Need for Synthetic Training to Conduct Integrated, Networked Mission Training, Including Joint and Coalition Forces Training

There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements, and to integrate and network various training systems so military forces can train in a virtual world. Simulation-based technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training for mission preparation. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. For example, the U.S., U.K., Australia, Canada and others all have plans and strategies to leverage iLVC domains within a networked common synthetic environment. According to the U.K. Ministry of Defence, they will be establishing and acquiring a simulation architecture designed to better enable networked training while shifting more training from the live to the synthetic environment. We are actively teaming with other industry partners, as evidenced by our November 2017 announcement of a collaborative agreement with Rockwell Collins to develop iLVC training solutions. We are also promoting open, standard simulation architectures, such as the OGC CDB, to better enable integrated and networked mission training.

Explicit Desire of Governments and Defence Forces to Increase the Use of Synthetic Training

One of the underlying drivers for CAE’s expertise and capabilities is the increasing use of synthetic training throughout the defence community. More defence forces and governments are increasingly adopting synthetic training for a greater percentage of their overall approach because it improves training effectiveness, reduces operational demands on aircraft, lowers risk compared to operating actual weapon system platforms and significantly lowers costs. Synthetic training offers defence forces a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. The higher cost of live training, the desire to save aircraft for operational use, and the advanced simulation technologies delivering more realism are several factors prompting a greater adoption of synthetic training. The nature of mission-focused training demands at least some live training; however, the shift to more synthetic training is advancing. An example of this shift is the U.S. Navy P-8A program, which is replacing the P-3C Orion. CAE has been contracted to design and manufacture a total of 18 P-8A operational flight trainers for the Navy. The training curriculum for the P-3C was made up of approximately 30 percent synthetic training, while the P-8A training program leverages synthetic training for approximately 70 percent of the training curriculum. This level of rebalancing of live and virtual training is representative of the desire of governments and defence forces around the world to increase the use of synthetic training.

Installed Base of Enduring Defence Platforms and New Customers

CAE generates a high degree of recurring business from its strong position on enduring platforms, including long-term services contracts. Most defence forces in mature markets such as the U.S. have slowed down production of new platforms and delayed new acquisition programs, which has required military forces to maximize use of their existing platforms. Upgrades, updates, and life extension programs allow defence forces to leverage existing assets while creating a range of opportunities for simulator upgrades and training support services. Enduring platforms, such as the C-130 Hercules transport aircraft that is operated by more than 60 nations, provide a solid installed base from which to generate business. Because of our extensive installed base of simulators worldwide, our prime contractor position on programs such as the U.S. Air Force (USAF) KC-135 Aircrew Training System and MQ-9 Reaper aircrew training, and our experience on key enduring platforms, CAE is well-positioned for recurring product upgrades/updates as well as maintenance and support services. In addition, there is strong demand for enduring platforms such as the C-130, P-8, C295, MH-60R and MQ-9 in global defence markets, thus creating opportunities to provide new training systems and services for platforms where CAE has significant experience.

Relationships with OEMs for Simulation and Training

We are an important partner to OEMs because of our experience, global presence, and innovative technologies. We partner with manufacturers in the defence and security market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for training systems. For example, Boeing has developed the P-8 maritime patrol aircraft and has subcontracted CAE to design and develop P-8 operational flight trainers for the U.S. Navy and other international customers. Boeing continues to market the P-8 internationally, which will create further opportunities for CAE. Other examples of CAE’s relationships with OEMs on specific platforms creating opportunities for training systems include Airbus Defence & Space on the C295, which was selected by Canada for the Fixed-Wing Search and Rescue program; Leonardo on the M-346 lead-in fighter trainer; Lockheed Martin on the C-130J Super Hercules transport aircraft, which is being acquired by several branches of the U.S. Air Force as well international militaries; and General Atomics on the Predator family of remotely piloted aircraft. We are also part of Team Seahawk in partnership with the U.S. Navy and companies such as Lockheed Martin/Sikorsky which is offering the MH-60R helicopter under the foreign military sales program to international customers.

3.5           Defence Contracts

The majority of CAE’s contract revenue in Defence result from contracts with militaries or government bodies performed under predominantly fixed-price contracts with only a small number of cost-plus contracts.

In most instances, under government regulations, certain costs, including certain financial costs, portions of R&D costs, representation expenses, certain types of legal expenses and certain marketing expenses related to the preparation of bids and proposals are not allowed for pricing purposes and calculation of contract reimbursement rates under flexibly-priced contracts. Governments also routinely regulate the methods under which costs are allocated to government contracts.

CAE is subject to a variety of audits performed by government agencies. These include pre-award audits that are performed at the submission of a proposal to the government. The purpose of the pre-award audit is to determine the basis of the bid and provide the information required for the relevant government to effectively negotiate the contract. During the performance of a contract the government has the right to request and to examine any labor charges, any material purchase, and any overhead changes to any contract that is active. Upon a contract’s completion, the government may perform a post-award audit of all aspects of contract performance to ensure that CAE has performed in accordance with the terms of the contract.

Government contracts are generally, by their terms, subject to termination by the government either for convenience or default by the contractor. Fixed-price contracts provide for payment upon termination for items delivered to and accepted by the government and, if the termination is for convenience, for payment of fair compensation of work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses and a reasonable profit on the costs incurred. Cost-plus contracts generally provide that, upon termination, the contractor is entitled to reimbursement of its allowable costs and, if the termination is for convenience, a total fee proportionate to the percentage of the work completed under the contract. If a contract termination is for default, however, typically:

-        The contractor may be paid an amount agreed upon for completed and partially completed products and services accepted by the government;

-        The government may not be liable for the contractor’s costs with respect to unacceptable items, and may be entitled to repayment of advance payments and progress payments, if any, related to the termination portion of the contract; and

-        The contractor may be liable for excess costs incurred by the government in procuring undelivered items from another source.

In addition to the right of the government to terminate, government contracts are occasionally conditioned upon the continuing availability of appropriations. Consequently, at the outset of a major program, such contracts are usually partially funded and additional monies are normally committed to the contract by the procuring agency only as appropriations are made for future fiscal years. Failure to obtain such appropriations normally results in termination of the contract and compensation to the contractor at less than the full value of the contract.

3.6           Healthcare

We design and manufacture simulators, audiovisual and simulation centre management solutions, develop courseware and offer services for training of medical, nursing and allied healthcare students as well as healthcare providers worldwide.

Simulation-based training is one of the most effective approaches to prepare healthcare providers to care for patients and respond to critical situations while reducing medical errors. We are leveraging our experience and best practices in simulation‑based aviation training to deliver innovative solutions to improve the safety and efficiency in the delivery of patient care. The healthcare simulation market is expanding, with simulation centres becoming increasingly more prevalent in nursing and medical schools.

We offer the broadest range of medical simulation products and services in the market today, including patient, ultrasound and interventional (surgical) simulators, audiovisual and simulation centre management solutions as well as courseware for simulation-based healthcare education and training. We have sold simulators to customers in approximately 90 countries that are currently supported by our global network. We are a leader in high-fidelity patient simulators that are uniquely powered by advanced models of human physiology to realistically mimic human responses to clinical interventions. For example, our high-fidelity childbirth simulator, Lucina, was designed to offer exceptional realism for simulated scenarios of both normal deliveries and rare maternal emergencies. In June 2017, we introduced CAE Juno, the first contemporary clinical skills manikin that meets requirements for fundamental nurse training, currently the largest segment of the healthcare education market. Juno allows nursing programs to adapt to new realities of more complex conditions of hospital patients, liability concerns in healthcare, and thus, decreased access to live patients for learners.

Through our Healthcare Academy, we deliver peer-to-peer training at customer sites as well as in our training centres in the U.S., U.K., Germany and Canada. Our Healthcare Academy includes more than 50 adjunct faculty consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 Simulated Clinical Experience courseware packages for our customers. Our Academy partnered with the International Nursing Association for Clinical Simulation and Learning (INACSL) to develop a fellowship program based on international best practices in healthcare simulation with cohorts in the U.S., U.K. and UAE.

We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions. In September 2017, in collaboration with the ASA, we released Anesthesia SimSTAT, a virtual healthcare training environment for practicing physicians. This new platform provides continuing medical education for MOCA and has allowed us to expand access to simulation-based clinical training among the anesthesia community. Furthermore, through an industry partnership with a medical device company, we developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers. In January 2018, we announced that in collaboration with the American Heart Association (AHA), we will establish a network of International Training Sites to deliver lifesaving AHA courses in countries that are currently underserved. The first authorized site operated by CAE Healthcare has opened within the CAE Brunei Multi-Purpose Training Centre in Brunei Darussalam.

New Programs and Products

-        We launched CAE Juno, a new clinical skills manikin for nursing programs designed to help bridge the gap between classroom and hospital settings, in the first quarter of fiscal 2018 at the INACSL annual conference;

-        We, together with ASA, launched the Anesthesia SimSTAT - Trauma, the first in a series of interactive screen-based anesthesia simulation modules, which has been approved by the American Board of Anesthesiology for MOCA credits;

-        We delivered a Microsoft Hololens augmented reality training solution for the Abiomed Impella, a heart pump system;

-        We developed a physics-driven simulator for the Medtronic MicraTM Transcatheter Pacing System, that offers an augmented reality training solution for up to 12 simultaneous learners;

-        We developed the LucinaAR, the world's first augmented reality childbirth simulator, which was launched at the International Meeting on Simulation in Healthcare. This high-fidelity patient manikin allows clinical teams and learners to practice emergency labour and delivery manoeuvers while guided by 3D holograms;

-        We signed a distributor contract with WorldPoint to sell CAE Juno manikins to simulation centres in the U.S., which will give us access to WorldPoint's unique network of customers.

Expansions

-        We hosted our first expanded Human Patient Simulation Network (HPSN) U.K. conference, increasing our potential customer base and simulation market to include specialties outside of nursing;

-        We formed a partnership with the AHA to establish a network of International Training Sites to deliver lifesaving AHA courses in countries that are currently underserved. We began delivering courses in the fourth quarter for clinicians at our first training site, the CAE Brunei Multi-Purpose Training Centre.

Innovation Awards

-        Evidencing our thought leadership in healthcare simulation, Anesthesia SimSTAT earned the orgCommunity Innovation 2017 Award;

-        We received the Unity Impact Award 2017 for our CAE VimedixAR ultrasound simulator, which integrates real-time interactive holograms of the human anatomy.

3.7           Healthcare Market Trends and Outlook

Demand for our simulation products and services in the healthcare market is driven by the following:

-        Limited access to live patients during training;

-        Medical technology revolution;

-        Broader adoption of simulation, with a demand for innovative and custom training approaches;

-        Growing emphasis on patient safety and outcomes.

 Limited Access to Live Patients During Training

Traditionally, medical education has been an apprenticeship model in which the student cares for patients under the supervision of more experienced staff. In this model, students have a limited role and access to high-risk procedures, rare complications and critical decision‑making skills. The use of simulation in professional training programs complements traditional learning and allows students to hone their clinical and critical thinking skills for high risk, low frequency events. In 2014, the U.S. National Council of State Boards of Nursing (NCSBN) released a ground-breaking study on the effectiveness of simulation training in pre-licensure nursing programs. Among the findings, nursing students who spent up to 50 percent of clinical hours in high-quality simulation were as well-prepared for professional practice as those whose experiences were drawn from traditional clinical practice. In the U.K., the Nursing and Midwifery Council announced in April 2018 that it has lifted the cap on the number of hours nursing students can spend in simulation-based training in place of clinical hours.

Simulation provides consistent, repeatable training and exposure to a broader range of patients and scenarios than one may experience in normal clinical practice. As an example, our Vimedix ultrasound simulator offers more than 200 patient pathologies for cardiac, emergency and obstetrics and gynaecology medicine. The training and education model is evolving, as evidenced by 22 NATO countries prohibiting the use of live animals in military medical training. CAE Healthcare simulators provide a low-risk alternative for practicing life-saving procedures, interprofessional team training and major disaster response.

Medical Technology Revolution

Advancements in medical technology are driving the use of simulation. New medical devices and advanced procedures, such as intra‑cardiac echocardiography, cardiac assist devices, and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Regulatory and certification agencies are increasingly stringent in requesting that clinicians be trained before adopting new disruptive technologies, an undertaking for which simulation is well suited. As a training partner of choice with leading OEMs, we continue to collaborate to deliver innovative and custom training for the introduction of new interventional procedures. We were the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market with the release of the CAE VimedixAR ultrasound simulator. In January 2018, we launched a new mixed reality application, LucinaAR, the world's first childbirth simulator that integrates modeled physiology and augmented reality.

Broader Adoption of Simulation, with a Demand for Innovative and Custom Training Approaches

The majority of product and service sales in healthcare simulation involve healthcare education. We estimate the total healthcare simulation market at approximately USD $1.1 billion. North America is the largest market for healthcare simulation, followed by Europe and Asia. Together with our more than 55 distributors worldwide, we are reaching new and emerging markets and addressing the international demand potential for simulation-based training. CAE segments the healthcare simulation market by virtual, augmented and mixed reality simulators, high-fidelity patient simulators, interventional simulators, mid/low fidelity task trainers, ultrasound simulators, audiovisual and simulation centre management solutions, simulated clinical environments and training services. There is a growing body of evidence demonstrating that medical simulation improves clinical competency, patient outcomes and reduces medical errors, which can help mitigate the rate of increase in healthcare costs.

Growing Emphasis on Patient Safety and Outcomes

CAE expects increased adoption of simulation-based training and certification of healthcare professionals as a means to improve patient safety and outcomes. We believe this would result in a significantly larger addressable market than the current market which is primarily education-based. According to a study by patient-safety researchers published in the British Medical Journal in May 2016, medical errors are the third-leading cause of death in U.S. hospitals. Training using simulation can help clinicians gain confidence, knowledge and expertise for improving patient safety in a risk-free environment. As the Medicare and Medicaid reimbursement structure in U.S. hospitals shifts from being based solely on quantity of services to the quality of services, including safety and patient outcomes, CAE expects more hospitals to implement simulation-based training to improve performance and reduce the risk of medical errors.

Simulation is a required or recommended element in a growing movement towards High Stakes Assessment and Certification. Examples in the U.S. include MOCA, Fundamentals of Laparoscopic Surgery and Advanced Trauma Life Support. Moreover, the Accreditation Council for Graduate Medical Education is evolving towards outcome-based assessment with specific benchmarks to measure and compare performance which favours the adoption of simulation products and training.

4.                 RISK FACTORS

We operate in several industry segments that have various risks and uncertainties. Management and the Board of Directors (the Board) discuss quarterly the principal risks facing our business, as well as annually during the strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

In order to mitigate the risks that may impact our future performance, management has established an enterprise risk management process to identify, assess and prioritize these risks. Management develops and deploys risk mitigation strategies that align with our strategic objectives and business processes. Management reviews the evolution of the principal risks facing our business on a quarterly basis and the Board oversees the risk management process and validates it through procedures performed by our internal auditors when it deems necessary. One should carefully consider the following risk factors, in addition to the other information contained herein, before deciding to purchase CAE common stock.

4.1           Risks Relating to the Industry

4.1.1        Competition

We sell our simulation products and training services in highly competitive markets. New participants have emerged in recent years and the competitive environment is intense, with aerospace and defence companies positioning themselves to try to take greater market share by consolidating existing commercial aircraft simulation companies and by developing their own internal capabilities. Most of our competitors in the simulation and training markets are also involved in other major segments of the aerospace and defence industry beyond simulation and training. As such, some of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources. In addition, our main competitors are either aircraft manufacturers, or have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects with these organizations.

OEMs like Airbus and Boeing have certain advantages in competing with independent training service providers. An OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn is a critical capital cost for any simulation-based training service provider. OEMs may be in a position to demand licence fees or royalties to permit the manufacturing of simulators based on the OEM’s aircraft, and/or to permit any training on such simulators. CAE also has some advantages, including being an independent training provider and simulator manufacturer, having the ability to replicate certain aircraft without data, parts and equipment packages from an OEM and owning a diversified training network that includes joint ventures with large airline operators which are aircraft customers for OEMs. In addition, we work with some OEMs on business opportunities related to equipment and training services.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. A significant portion of our revenue is dependent on obtaining new orders and continuously replenishing our backlog. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past. The presence of new market participants as noted above, and their efforts to gain market share, creates heightened competition in bidding which may negatively impact pricing and margins.

Economic growth underlies the demand for all of our products and services. Periods of economic recession, constrained credit, government austerity and/or international commercial sanctions generally lead to heightened competition for each available order. This in turn typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

4.1.2        Level and Timing of Defence Spending

A significant portion of our revenues is generated by sales to defence and security customers around the world. We provide products and services for numerous programs to U.S., Canadian, European, Australian, and other foreign governments as both the prime and/or subcontractor. As defence spending comes from public funds and is always competing with other public interests for funding, there is a risk associated with the level of spending a particular country may devote to defence as well as the timing of defence contract awards. Significant reductions to defence spending by mature markets such as the U.S., Canada, Germany, U.K. and Australia or a significant delay in the timing of defence procurement could have a material negative impact on our future revenue, earnings and operations. In order to mitigate the level and timing of defence procurements, we have established a diversified global business and a strong position on enduring platforms.

4.1.3        Government-Funded Defence and Security Programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. As a result, we may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

4.1.4        Civil Aviation Industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry.

Lower jet fuel prices generally have a positive impact on airlines’ profitability; however, the long-term ramifications on the commercial aviation industry are more complex. If jet fuel prices attain high levels for a sustained period, there could be a greater impetus for airlines to replace older, less fuel‑efficient aircraft. However, higher fuel costs could also limit the airlines’ available financial resources and could potentially cause deliveries of new aircraft to be delayed or cancelled. Airlines may slow capacity growth or cut capacity should sustained high fuel costs make the availability of such capacity economically unviable. Such a reaction would negatively affect the demand for our training equipment and services.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products.

We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of certain customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit to secure our customers’ payments to us.

4.1.5        Regulations Imposed by Aviation Authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. FAA, could mean that we have to make unplanned modifications to our products and services, causing delays or resulting in cancelled sales. We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could present opportunities or, to the contrary, have a materially negative effect on our results of operations or financial condition.

4.1.6        Sales or Licences of Certain CAE Products Require Regulatory Approvals and Compliance

The sale or licence of many of our products is subject to regulatory controls. These can prevent us from selling to certain countries, or to certain entities or people in or from a country, and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as defence and security simulators or other training equipment, including data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or licence certain products to customers, which could cause a potential loss of revenue for us.

If we fail to comply with government laws and regulations related to export controls and national security requirements, we could be fined and/or suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability, and could have a negative effect on our reputation and ability to procure other government contracts in the future.

4.2           Risks Relating to the Company

4.2.1        Product Evolution

The civil aviation and defence and security markets in which we operate are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product and service enhancements that address evolving standards and technologies, we may lose current customers and be unable to attract new customers. This could reduce our revenue. The evolution of technology could also have a negative impact on the value of our fleet of FFSs.

4.2.2        Research and Development Activities

We carry out some of our R&D initiatives with the financial contribution of governments, including the Government of Quebec through IQ and the SA2GE program, and the Government of Canada through its Strategic Aerospace and Defence Initiative (SADI). The level of government financial participation reflects government policy, fiscal policy and other political and economic factors. We may not, in the future, be able to replace these existing programs with other government funding and/or risk‑sharing programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

We receive investment tax credits from federal and provincial governments in Canada and from the federal government in the U.S. on eligible R&D activities that we undertake. The credits we receive are based on legislation currently enacted. The investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and research and development activities.

4.2.3        Fixed-Price and Long-Term Supply Contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that can run up to 20 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

4.2.4        Strategic Partnerships and Long-Term Contracts

We have long-term strategic partnerships and contracts with major airlines, aircraft operators and defence forces around the world. These long-term contracts are included in our backlog at the awarded amount but could be subject to unexpected adjustments or cancellations and therefore do not represent a guarantee of our future revenues. Additionally, we cannot be certain that these partnerships and contracts will be renewed on similar terms, or at all, when they expire.

4.2.5        Procurement and OEM Leverage

We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. We are not always able to find two or more sources for inputs that we require and in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture and operate a simulator based on an OEM’s aircraft.

Where CAE uses an internally produced simulation model for an aircraft, or develops courseware without using OEM-sourced and licenced data, parts and equipment, the OEM in question may attempt retaliatory or obstructive actions against CAE to block the provision of training services or manufacturing, sale and/or deployment for training of a simulator for such aircraft, claiming breach of its intellectual property rights or other legal basis. Such actions may cause CAE to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Similarly, where CAE uses open source software, freeware or commercial off-the-shelf software from a third party, the third party in question or other persons may attempt retaliatory or obstructive actions against CAE to block the use of such software or freeware, claiming breach of licence rights or other legal basis. Such actions may cause CAE to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

4.2.6        Warranty or Other Product-Related Claims

We manufacture simulators that are highly complex and sophisticated. Additionally, we may purchase simulators or obtain simulators in a business acquisition. These simulators may contain defects that are difficult to detect and correct and if they fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

4.2.7        Product Integration and Program Management Risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

4.2.8        Protection of our Intellectual Property

We rely, in part, on trade secrets, copyrights and contractual restrictions, such as confidentiality agreements, patents and licences to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

4.2.9        Third-Party Intellectual Property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. Our training systems may also involve the collection and analysis of customer performance data in connection with the use of our training systems. We may not be able to obtain access to these multiple data sets on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

The markets in which we operate are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products and services may be constrained by third-party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

4.2.10      Key Personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk. We also have succession plans in place to help identify and develop an internal pipeline of leadership talent pertaining to the technical, pilot instructor and general management domains.

4.2.11      Labour Relations

Approximately 1,700 of our employees are represented by unions and are covered by 43 collective agreements. These differing collective bargaining agreements have various expiration dates, including that of an employee group in Montreal, Canada which is expiring in June 2018 and is currently in the process of being renewed. While we maintain positive relationships with our respective unions, the re‑negotiations of the collective bargaining agreements could result in work disruption including work stoppages or work slowdowns. Should a work stoppage occur, it could interrupt our manufacturing or service operations at the impacted locations which could adversely affect service to our customers and our financial performance.

4.2.12      Environmental Matters

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

Additionally, the potential impacts of continued climate change are unpredictable. The occurrence of one or more natural disasters or weather-related events could result in a disruption of operations, property damage and adverse effects to the cost or availability of materials and resources. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims, though to date our insurance coverage has been adequate to meet claims.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

-        Accidents or disasters involving training equipment that we have sold or aircraft for which we have provided training equipment or services;

-        Our pilot provisioning;

-        Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services that our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims, though to date our insurance coverage has been adequate to meet claims.

4.2.13      Integration of Acquired Businesses

The success of our acquisitions depends on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the acquired businesses into our existing operations.

4.2.14      Our Ability to Penetrate New Markets

We are leveraging our knowledge, experience and best practices in simulation-based aviation training and optimization to penetrate the simulation-based training market in healthcare.

As we operate in this market, unforeseen difficulties and expenditures could arise, which may have an adverse effect on our operations, profitability and reputation. Penetrating a new market is inherently more difficult than managing within our already established markets.

4.2.15     U.S. Foreign Ownership, Control or Influence Mitigation Measures

CAE and certain of its subsidiaries are parties to agreements with various departments and agencies of the U.S. government, including the U.S. Department of Defense, which require that these subsidiaries be issued facility security clearances under the U.S. Government National Industrial Security Program. This program requires that any corporation that maintains a facility security clearance be insulated from foreign ownership, control or influence (FOCI) via a mitigation agreement. As a Canadian company, CAE has entered into FOCI mitigation agreements with U.S. Department of Defense that enable these U.S. subsidiaries to obtain and maintain the requisite facility security clearances to enter into and perform on classified contracts with the U.S. Government. Specifically, these mitigation agreements are a special security agreement (SSA) for CAE USA Inc. and a proxy agreement (Proxy Agreement) for CAE USA Inc.’s wholly owned subsidiary, CAE USA Mission Solutions Inc. (Proxy Company). If CAE fails to maintain compliance with either of these FOCI mitigation agreements, the facility security clearances for each entity may be terminated. If this occurred, CAE’s U.S. subsidiaries would no longer be eligible to enter into new contracts requiring a facility security clearance and would lose the right to perform its existing contracts with the U.S. government to completion.

A separate board of directors has been established to oversee the management and operations of the Proxy Company. Under the Proxy Agreement, CAE and its board of directors are restricted in their oversight over the Proxy Company’s separate board of directors and its management. In addition, under U.S. Department of Defense rules and procedures, subject to a limited number of restricted matters (such as the sale or disposal of the Proxy Company’s assets; corporate mergers, consolidations, or reorganizations relating to the Proxy Company; pledges, mortgages or other encumbrances on the capital stock of the Proxy Company for purposes other than obtaining working capital; the dissolution of the Proxy Company; and the filing of a bankruptcy petition with respect to the Proxy Company) the Proxy Company board of directors acts independently and has sole authority to make all decisions regarding the management of the proxy company and its business. The actions taken or not taken by the management or the Proxy Company board of directors could have an impact on the CAE’s growth, reputation and profitability.

4.2.16      Length of Sales Cycle

The sales cycle for our products and services can be long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for defence and security applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a period that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Government procurement policies often allow unsuccessful bidders to protest a contract award. The protest of a contract awarded to CAE may result in the cancellation of our award, extend the period before which we can start recognizing revenue or cause us to incur material legal fees.

4.2.17      Seasonality

Our business, revenues and cash flows are affected by certain seasonal trends. In the Civil segment, the utilization rate is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less and thus resulting in lower revenues. In the Defence segment, revenue and cash collection tend to be higher in the second half of the year as contract awards and availability of funding are influenced by the federal government’s budget cycle, which in the U.S. is based on a September year-end. We expect these trends to continue in fiscal 2019.

4.2.18      Returns to Shareholders

Payment of dividends, the repurchase of shares under our NCIB and other cash or capital returns to our shareholders depend on various factors, including our operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, as well as CAE’s dividend and other policies which may be reviewed from time to time.

4.2.19      Information Technology Systems

An information technology system failure or non-availability, cyber-attack or breach of systems security could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential or classified information belonging to CAE, our employees, or our business partners, including aircraft OEMs and Defence and Security customers, expose us to regulatory investigation, litigation or contractual penalties or cause reputational harm. We depend on information technology infrastructure and systems, hosted internally or outsourced, to process, transmit and store electronic data and financial information, to manage business operations and to comply with regulatory, legal, national security, contractual and tax requirements. These information technology networks and systems are essential to our ability to perform day-to-day operations and to the effective operation of our business. If the systems do not operate as expected or when expected, this may have a negative effect on our operations, reporting capabilities, profitability and reputation. A series of governance processes are in place to mitigate this risk.

We may, from time to time, replace or update our information technology networks and systems. The implementation of, and transition to, new networks and systems can temporarily disrupt our business activities and result in productivity disruptions.

4.2.20      Reliance on Third-Party Providers for Information Technology Systems and Infrastructure Management

We have outsourced certain information technology systems maintenance and support services and infrastructure management functions, to third-party service providers. If these service providers are disrupted or do not perform effectively, it may have a material adverse impact on our operations and/or we may not be able to achieve the expected cost savings and may have to incur additional costs to correct errors made by such service providers. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies and/or security vulnerability.

4.2.21      Cybersecurity

The cyber threat landscape is becoming more complex and prevalent and represents a rapidly evolving risk to our information technology infrastructure and systems and to our proprietary or sensitive information. Our dependence on information technology infrastructure and systems and our business relationships with aircraft OEMs and defence and security customers may increase the risk of such threats. Our customers, suppliers, subcontractors and joint venture partners may face similar security threats, as well as customer sites that we operate or manage. We must rely on our own safeguards as well as the safeguards put in place by our partners to mitigate the threats. Our partners have varying levels of cybersecurity expertise and safeguards, and their relationships with government contractors, such as CAE, may increase the likelihood that they are targeted by the same cyber threats we face.

Our business requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs and national defence forces. Our customers or governmental authorities may question the adequacy of our threat mitigation and detection processes and procedures and this could have a negative impact on existing business or future opportunities. Furthermore, given the highly evolving nature of cyber or other security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means. To address the challenges of the evolving cyber threat landscape, we continuously review our security measures. We have implemented and enhanced security controls, policy enforcement mechanisms, management oversight and monitoring systems in order to prevent, detect and address potential threats, though we may find it necessary to make further investments to protect our data and infrastructure. The Audit Committee of our Board of Directors is responsible for the oversight of our cybersecurity risk mitigation strategy. Any prior cyber-attacks directed at us have not had a material impact on our financial results and we believe our threat detection and mitigation processes and procedures are adequate.

4.2.22     Data Privacy

If we fail to comply with applicable domestic and foreign laws regarding privacy and security of employee, customer and other data (including the recently enacted European Union General Data Protection Regulation), or as a result of a cyber-attack or other security breach, we could be subject to regulatory penalties, experience damage to our reputation or a loss of confidence in our products and services. We may also incur additional costs for remediation and modification or enhancement of our information systems to prevent future occurrences, all of which could adversely affect our business, operations or financial results.

4.3           Risks Relating to the Market

4.3.1       Foreign Exchange

Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately one‑third in each of the U.S, Europe and the rest of the world.

Three areas of our business are exposed to fluctuations of foreign exchange rates; our network of foreign training and services operations, our production operations outside of Canada (Australia, Germany, India, U.K. and U.S.) and our production operations in Canada. A significant portion of the revenue generated in Canada is in foreign currencies, while a large portion of our operating costs is in Canadian dollars. When the Canadian dollar increases in value, it negatively affects our foreign currency-denominated revenue and hence our financial results. We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover a portion of the revenue to allow the unhedged portion to match the foreign cost component of the contract. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that may impact our financial results. This residual exposure may be higher when currencies experience significant short-term volatility. When the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs. In order to minimize the impact foreign exchange market fluctuations may have, we also hedge some of the foreign currency costs incurred in our manufacturing process.

Business conducted through our foreign operations are substantially based in local currencies. A natural hedge exists by virtue of revenues and operating expenses being in like currencies. However, changes in the value of foreign currencies relative to the Canadian dollar creates unhedged currency translation exposure since results are consolidated in Canadian dollars for financial reporting purposes. Appreciation of foreign currencies against the Canadian dollar would have a positive translation impact and a devaluation of foreign currencies against the Canadian dollar would have the opposite effect. We generally hedge the milestone payments of sales contracts denominated in foreign currencies to mitigate some of the foreign exchange exposure.

4.3.2      Availability of Capital

We have various debt facilities with maturities ranging between April 2018 and October 2036, and we cannot provide assurance that these facilities will be refinanced at the same cost, for the same duration and on similar terms as were previously available.

4.3.3       Pension Plans

Economic and capital market fluctuations can negatively affect the investment performance, funding and expense associated with our defined benefit pension plans. Pension funding for these plans is based on actuarial estimates and is subject to limitations under applicable regulations. Actuarial estimates prepared during the year were based on, amongst others, assumptions regarding the performance of financial markets, discount rates, inflation rates, future salary increases, estimated retirement ages and mortality rates. The actuarial funding valuation reports determine the amount of cash contributions that we are required to make into registered retirement plans. There can be no assurance that our pension expense and the funding of these plans will not increase in the future, negatively impacting our earnings and cash flow. We seek to mitigate this risk by implementing policies and procedures designed to control investment risk and through ongoing monitoring of our funding position.

Additional cash contributions, if required, to fund our defined benefit and defined contribution pension plans may have a negative effect on our operations, financial results and reputation.

4.3.4   Doing Business in Foreign Countries

We have operations in over 35 countries including our joint venture operations and sell our products and services to customers around the world. Sales to customers outside Canada made up approximately 90% of revenue in fiscal 2018. We expect sales outside Canada to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks of doing business internationally, including geopolitical instability.

These are the main risks we are facing:

-        Change in laws and regulations;

-        Tariffs, embargoes, controls, sanctions and other restrictions;

-        General changes in economic and geopolitical conditions;

-        Complexity and corruption risks of using foreign representatives and consultants.

Sales to foreign customers are subject to Canadian and foreign laws and regulations, including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States) and other anti-corruption laws. While we have stringent policies in place to comply with such laws, failure by CAE, our employees, foreign representatives and consultants or others working on our behalf to comply with it could result in administrative, civil, or criminal liabilities, including suspension, debarment from bidding for or performing government contracts, which could have a material adverse effect on us. We frequently team with international subcontractors and suppliers who are also exposed to similar risks.

Changes to the political and regulatory environment in countries in which we do business may lead to higher tariffs or stricter trade policies that may have a negative impact on our sales, financial results and business model.

4.3.5       Political Instability

Political instability in certain regions of the world may be prolonged and unpredictable. A prolongation of political instability could lead to delays or cancellation of orders, deliveries or projects, or the expropriation of assets, in which we have invested significant resources, particularly when the customers are state-owned or state-controlled entities. Geo-political risks will change over time and CAE must respect any applicable sanctions and controls applied in the countries in which we carry on business. It is possible that in the markets we serve, unanticipated political instability could impact our operating results and financial position.

4.3.6       Income Tax Laws

A substantial portion of our business is conducted in foreign countries and is thereby subject to numerous countries’ tax laws and fiscal policies. A change in applicable tax laws, treaties or regulations or their interpretation could result in a higher effective tax rate on our earnings which could significantly impact our financial results.

5.                 DIVIDENDS AND DISTRIBUTIONS

5.1           Dividends

We paid a dividend of $0.08 per share in the first quarter and $0.09 per share in the second, third and fourth quarter of fiscal 2018. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents.

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy annually based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to declare dividends of approximately $96.4 million in fiscal 2019 based on our current dividend and the number of common shares outstanding as at March 31, 2018.

CAE’s Dividend Reinvestment Plan provides that Canadian and U.K. resident shareholders can elect to receive Common Share dividends in lieu of cash dividends. During fiscal 2016, 2017, and 2018 CAE issued 1,589,080, 221, 020, and 173,964 common shares, respectively, as stock dividends.

5.2           Repurchase and Cancellation of Shares

On February 9, 2018, we announced the renewal of the normal course issuer bid (NCIB) to purchase up to 5,349,804 of our common shares. The NCIB began on February 23, 2018 and will end on February 22, 2019 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases will be made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB will be cancelled.

In fiscal 2018, we repurchased and cancelled a total of 2,081,200 common shares under the previous and current NCIB (2017 – 2,490,900), at a weighted average price of $21.53 per common share (2017 – $16.73), for a total consideration of $44.8 million (2017 – $41.7 million). An excess of $39.9 million (2017 – $36.1 million) of the shares’ repurchase value over their carrying amount was charged to retained earnings as share repurchase premiums. Included in the above amount were 600,000 common shares that were repurchased under a private agreement with a third-party seller at a discount to the prevailing market price of the Company's common shares at the time of purchase.

6.                 DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

Each common share entitles the holder thereof to dividends if, as and when declared by our Directors, to one vote at all meetings of holders of common shares and to participate, pro rata, with the holders of common shares, in any distribution of our assets upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to common shares.

As at the close of business on March 31, 2018 and May 31, 2018 respectively, 267,738,530 and 267,567,355 common shares were issued and outstanding. There are no preferred shares issued and outstanding.

7.                 MARKET FOR SECURITIES

The outstanding common shares of CAE are listed and posted for trading on The Toronto Stock Exchange and on the New York Stock Exchange under the symbol CAE.

7.1           Trading Price and Volume

CAE Inc. TSX Share Price Information - FY2018
Month	Min.	Max.	Total Volume
April-17	$20.13	$21.01	7,451,700
May-17	$20.76	$22.32	11,009,900
June-17	$21.60	$22.65	12,545,300
July-17	$20.74	$22.86	9,529,300
August-17	$19.57	$21.94	11,891,200
September-17	$19.71	$21.98	10,828,400
October-17	$21.47	$22.89	10,139,900
November-17	$21.69	$23.39	11,487,200
December-17	$21.93	$23.60	10,448,300
January-18	$22.56	$23.67	7,500,300
February-18	$21.12	$23.96	9,552,700
March-18	$22.75	$24.07	9,538,000

NYSE Share Price Information - FY2018
Month	Min. (USD)	Max. (USD)	Total Volume
April-17	$ 15.03	$ 15.50	2,396,400
May-17	$ 15.23	$ 16.59	5,142,600
June-17	$ 15.97	$ 17.37	7,234,700
July-17	$ 16.66	$ 17.88	6,019,500
August-17	$ 15.66	$ 17.25	5,594,600
September-17	$ 16.17	$ 17.65	8,694,000
October-17	$ 17.04	$ 17.83	6,220,700
November-17	$ 17.11	$ 18.25	6,139,300
December-17	$ 17.25	$ 18.61	5,834,200
January-18	$ 18.26	$ 19.00	4,927,900
February-18	$ 16.84	$ 19.11	5,577,700
March-18	$ 17.71	$ 18.76	5,081,900

8.                 DIRECTORS AND OFFICERS

The Directors of CAE are elected at each annual meeting of shareholders and hold office until the next annual meeting of shareholders or until their successors are elected or appointed. The names and municipalities of residence of the Directors and Officers of CAE as of the date hereof, the positions and offices held by them in CAE, their respective principal occupations for the last five years, and the year in which they became a Director are set forth below.

More information concerning CAE’s Directors may be found in the Management Proxy Circular dated June 15, 2018, in connection with our Annual Meeting of Shareholders to be held on August 14, 2018.

In addition to fulfilling all statutory requirements, the Board of Directors oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the compensation and benefit policies; (iv) management development and succession planning; (v) business development initiatives; (vi) the communications policies and activities, including shareholder communications; (vii) the integrity of internal controls and management information systems; (viii) the monitoring of the corporate governance system; and (ix) the performance of the President and Chief Executive Officer.

The Committees of the Board of Directors are the Audit Committee, the Governance Committee and the Human Resources Committee.

8.1           Name and Occupation

DIRECTORS

Name and Municipality of Residence and Year First Became a Director	Principal Occupation
MARGARET S. (PEG) BILLSON Albuquerque, New Mexico, USA (2015)

Ms. Billson is a veteran aviation business leader with over 30 years of experience leading technology rich companies, including serving as the President & CEO of BBA Aviation Aftermarket Services, a division of BBA Aviation plc., as President & General Manager of the Airplane Division of Eclipse Aviation and as the Vice-President & General Manager of Airframe Systems at Honeywell International Inc. Ms. Billson has a Master’s degree in Engineering-Aerospace and, in recognition of her industry accomplishments, has been inducted into Embry-Riddle Aeronautical University’s Hall of Fame. Ms. Billson is also an instrument-rated pilot.

Ms. Billson is a member of the Audit Committee.

THE HONOURABLE MICHAEL M. FORTIER, P.C. Town of Mount Royal, Quebec, Canada (2010)

Mr. Fortier joined RBC Capital Markets (RBCCM) as a Vice-Chair in 2010. Prior to joining RBCCM, Mr. Fortier was a partner of Ogilvy Renault LLP (now Norton Rose Fulbright Canada LLP) and a Senior Advisor to Morgan Stanley in Canada.

Between 2006 and 2008, Mr. Fortier held various positions in the Government of Canada, as Minister of Public Works and Government Services, Minister of International Trade and Minister responsible for Greater Montréal.  Prior to that, Mr. Fortier was active in the investment banking industry, first as a Managing Director with Credit Suisse First Boston (1999 - 2004) and then as a Managing Director with TD Securities (2004 - 2006).

Mr. Fortier also practiced law with Ogilvy Renault LLP (1985 - 1999) in the areas of corporate finance and mergers and acquisitions. He was based in London, England for several years during this period.

Mr. Fortier is Chair of the Human Resources Committee.

JAMES F. HANKINSON, CPA, CA Toronto, Ontario, Canada (1995)

Mr. Hankinson is a corporate Director. He was the President and Chief Executive Officer of Ontario Power Generation Inc. from 2005 until his retirement in 2009. He has broad management experience in energy, transportation, resource and manufacturing-based businesses. Mr. Hankinson was previously a Director of ENMAX Corporation, a private company, from 2010 to May 2016. He served as President and Chief Executive Officer of New Brunswick Power Corporation (1996 - 2002). In 1973, he joined Canadian Pacific Limited and served as President and Chief Operating Officer (1990 - 1995). Mr. Hankinson is a Chartered Professional Accountant.

Mr. Hankinson is the Chair of the board.

ALAN N. MACGIBBON, CPA, CA Toronto, Ontario, Canada (2015)

Mr. MacGibbon served as non executive Vice Chair of the law firm Osler, Hoskin & Harcourt LLP from July 2014 to December 2017. He was Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited (2011 - 2013), and was also Senior Counsel to Deloitte LLP (Canada) (2012 - 2013), and the Managing Partner and Chief Executive of Deloitte LLP (Canada) prior to June 2012.

Mr. MacGibbon holds an undergraduate degree in business administration and an honorary doctorate degree from the University of New Brunswick. Mr. MacGibbon is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants of Ontario.

Mr. MacGibbon is Chair of the Audit Committee and a member of the Human Ressources Committee.

THE HONOURABLE JOHN P. MANLEY, PC, OC Ottawa, Ontario, Canada (2008)

Mr. Manley is President and Chief Executive Officer of the Business Council of Canada (not-for-profit) and Chair of Canadian Imperial Bank of Commerce. From 2004 to 2009, he served as Counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, Mr. Manley had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs and Finance. Mr. Manley obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa, is a certified Chartered Director from McMaster University and holds honorary doctorates from six Canadian universities.

Mr. Manley is a member of the Governance Committee and the Human Resources Committee.

FRANÇOIS OLIVIER Montreal, Quebec, Canada (2017)

Mr. Olivier became President and Chief Executive Officer of Transcontinental Inc. in 2008. After joining the Printing sector of Transcontinental in 1993, he went on to become the General Manager of one to several printing facilities, and ultimately the Senior Vice-President of the Newspaper Group. He later took on the role of President of the Information Products Printing sector, and became Chief Operating Officer of Transcontinental in 2007. Prior to joining Transcontinental, François Olivier worked as General Manager of Canada Packers. He has a B.Sc. from McGill University and is a graduate of the Program for Management Development at Harvard Business School.

Mr. Olivier is a member of the Audit Committee.

MARC PARENT Montreal, Quebec, Canada (2008)

Mr. Parent has been the President and CEO of CAE Inc. since October 2009. He joined the Company in February 2005 as Group President, Simulation Products, was appointed Group President, Simulation Products and Military Training & Services in May 2006, and then Executive Vice President and Chief Operating Officer in November 2008. Mr. Parent has over 30 years of experience in the aerospace industry. Before joining CAE, Mr. Parent held various positions with Canadair and within Bombardier Aerospace in Canada and the U.S. Mr. Parent is past Chair of the Board of Directors of the Aerospace Industries Association of Canada (AIAC) and of Aéro Montréal (Québec’s aerospace cluster). Mr. Parent graduated as an engineer from École Polytechnique, is a graduate of the Harvard Business School Advanced Management Program and holds an honourary doctorate from École Polytechnique. Mr. Parent is an active pilot holding a Transport Canada Airline Transport Pilot license.

MICHAEL E. ROACH Montréal, Québec, Canada (2017)

An experienced business and technology leader, Michael E. Roach served as President and Chief Executive Officer (2006-2016) of CGI Group Inc. until his retirement. He is Chair of the Board of Interac Corp., a private company (since February 2018) and a director of CGI since 2006. Prior positions include President and Chief Operating Officer of CGI Group and President and Chief Executive Officer of Bell Sygma Inc., a Bell Canada technology subsidiary. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario.

Mr. Roach is a member of the Audit Committee.

GENERAL PETER J. SCHOOMAKER, USA (RET.) Tampa, Florida, USA (2009)

General Schoomaker is a consultant on defence matters. He is a former four-star U.S. Army general who was recalled from retirement to active duty as the 35th Chief of Staff, Army and member of the U.S. Joint Chiefs of Staff (2003 - 2007). Prior to his first retirement, he served as Commander‑in‑Chief, U.S. Special Operations Command (1997 - 2000). He was the owner/President of Quiet Pros, Inc. (defence consulting) (2000 - 2003). General Schoomaker spent over 35 years in a variety of command and staff assignments with both conventional and special operations forces. General Schoomaker is a Director of several private and non-profit companies, the Special Operations Warrior Foundation and was a Director of CAE USA Inc. (2007 - 2009).

General Schoomaker is a member of the Governance Committee and the Human Resources Committee.

ANDREW J. STEVENS Cheltenham, Gloucestershire, UK (2013)

Mr. Stevens is a corporate Director based in the U.K who has operating experience globally in the aerospace and defence sector.  Beginning with the Dowty Group, a leading British manufacturer of aircraft equipment (1976 - 1994), he joined Bowthorpe plc (1994 - 1996), Messier-Dowty as Managing Director then Chief Operating Officer (1996 - 2000), Rolls-Royce, where he served as Managing Director Defence Aerospace (2001 - 2003), and Cobham plc as a Board member where he served variously as Group Managing Director, Aerospace Systems, Chief Operating Officer and Chief Executive Officer (2003 - 2012).

Mr. Stevens is a Chartered Engineer, with a 1st Class honour degree in Product Engineering from Aston University. He is a Fellow of the Royal Aeronautical Society, a Fellow of the Institution of Electrical Engineers and was awarded a honorary Doctor of Science in 2013.

Mr. Stevens is Chair of the Governance Committee and a member of the Human Resources Committee.

KATHARINE B. STEVENSON Toronto, Ontario, Canada (2007)

Ms. Stevenson is a corporate Director who has served on a variety of corporate boards in Canada and the United States. She was formerly the global Treasurer of Nortel Networks Corporation (Nortel).  Prior to joining Nortel, she held progressively senior finance roles in investment and corporate banking at J.P. Morgan and Company, Inc. Ms. Stevenson serves as Director of Canadian Imperial Bank of Commerce and chairs its Corporate Governance Committee. She is also a Director of Open Text Corporation and Capital Power Corporation and serves on their Audit Committees.

Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University and has the professional designation ICD.D granted by the Institute of Corporate Directors (ICD).

Ms. Stevenson is a member of the Audit Committee and Governance Committee.

OFFICERS

Name and Municipality of Residence and Office Held with CAE	Principal Occupation
NICK LEONTIDIS Ile-Bizard, Quebec, Canada

Group President, Civil Aviation Training Solutions; previously Executive Vice-President, Strategy and Business Development (2009 to 2013), Executive Vice President Sales, Marketing and Business Development - Civil Training and Services (2005-2009).

GENNARO (GENE) A. COLABATISTTO Washington, DC, USA

Group President, Defence and Security, with CAE since 2012; formerly Senior Vice President, Program Development for the Intelligence, Surveillance and Reconnaissance Group at Science Applications International Corporation (2008-2012) and before that President of Olive Group North America.

SONYA BRANCO, CPA, CA Montreal, Quebec, Canada

Vice President, Finance and Chief Financial Officer since May 2016, with CAE since 2008; formerly Vice President, Finance and Corporate Controller, and Director Planning and Forecasting. Ms. Branco is a Chartered Professional Accountant.

MARK HOUNSELL Town of Mount Royal, Quebec, Canada	General Counsel, Chief Compliance Officer and Corporate Secretary, with CAE since February 2016; formerly Chief Legal Officer and Corporate Secretary of Aimia Inc. (2006-2016).
CONSTANTINO MALATESTA, CPA, CA Laval, Quebec, Canada

Vice President and Corporate Controller since May 2016, with CAE since 2006; formerly Director Finance, CAE Oxford Aviation Academy (2014-2016), and Director Finance and Assistant Corporate Controller (2011-2014).   Mr. Malatesta is a Chartered Professional Accountant and U.S. Certified Public Accountant.

MARIO PIZZOLONGO, CPA, CA Blainville, Quebec, Canada	Treasurer, with CAE since January 2016; formerly Vice President, Finance and Treasurer of Future Electronics Inc. (2010-2016). Mr. Pizzolongo is a Chartered Professional Accountant.

All Directors and officers as a group (17 persons) owned beneficially or exercised control or direction over 370,086 Common Shares representing 0.14% of the class as at June 13, 2018.

8.2           Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Directors of CAE is, or within ten years prior hereto has been, subject to a cease trade or similar order except as set out below.

Mr. Manley was a Director of Nortel Networks Corporation (Nortel) and Nortel Networks Limited (NNL) when Nortel and NNL were granted creditor protection under the Companies’ Creditors Arrangement Act (CCAA) on January 14, 2009, and under other similar bankruptcy legislation in the U.S. and other jurisdictions.

9.                 TRANSFER AGENT AND REGISTRAR

CAE only has common shares issued. CAE’s transfer agent and registrar is Computershare Trust Company of Canada located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

10.               AUDIT COMMITTEE

10.1         Charter

The charter of CAE’s Audit Committee is as set out in Schedule B hereto.

10.2         Membership

The members of CAE’s Board of Directors’ Audit Committee are:

-        Mr. Alan N. MacGibbon (Chair)

-        Ms. Margaret S. (Peg) Billson

-        Mr. François Olivier

-        Mr. Michael E. Roach

-        Ms. Katharine B. Stevenson

Each of these members is independent and financially literate.

Mr. MacGibbon was formerly the Managing Partner and Chief Executive of Deloitte LLP (Canada), a member of Deloitte’s Board of Directors, and a member of the Executive and Board of Directors of Deloitte Touche Tohmatsu Limited. Mr. MacGibbon is a chartered professional accountant and a Fellow of the Ontario Institute of Chartered Professional Accountants.

Ms. Billson has extensive managerial experience within the aerospace sector. This managerial experience, set out in the Directors’ table above, has provided Ms. Billson with significant insight into financial issues encountered by companies conducting business within the aerospace sector.

Mr. Olivier has significant managerial experience, in particular as President and Chief Executive Officer of Transcontinental Inc. Mr. Olivier is also a graduate of the Program for Management Development at Harvard Business School.

Mr. Roach has extensive leadership experience in Canadian based public technology companies, including as President and Chief Executive Officer of CGI Group Inc. for 10 years. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario.

Ms. Stevenson has extensive financial and accounting experience, including from her services as Treasurer of Nortel Networks Corporation, as a finance executive with J.P. Morgan Chase & Co., and as former Chair of the Audit Committee of OSI Pharmaceuticals, Inc. She currently serves on the Audit Committees of Open Text Corporation and Capital Power Corporation and chairs the Corporate Governance Committee of Canadian Imperial Bank of Commerce.

11.               APPROVAL OF SERVICES

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of CAE’s independent auditor. The Audit Committee must pre-approve any audit and non-audit services performed by PricewaterhouseCoopers LLP (PwC), CAE’s auditor, or such services must be entered into pursuant to the policies and procedures established by the Committee. Pursuant to such policies the Audit Committee annually authorizes CAE and our affiliates to engage the auditor for specified permitted tax, financial advisory and other audit-related services up to specified fee levels. The Audit Committee has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC’s independence. The Audit Committee’s policy also identifies prohibited services that PwC is not to provide to CAE.

PwC has advised that they are independent with respect to CAE within the meaning of the Code of Ethics of the “Ordre des comptables professionnels agréés du Québec”.

The following chart shows all fees paid to PwC by CAE and our subsidiaries in the most recent and prior fiscal year for the various categories of services (generic description only).

FEE TYPE	2018	2017
	($ MILLIONS)
1. Audit services	4.6	4.1
2. Audit-related services	0.2	0.2
3. Tax services	0.6	0.9
Total	5.4	5.2

Audit fees are comprised of fees billed for professional services for the audit of CAE’s annual financial statements    and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls over financial reporting as required by the Sarbanes-Oxley legislation.

Audit-related fees are comprised of fees relating to work performed in connection with CAE’s acquisitions, translation and other miscellaneous accounting-related services.

Tax fees are mainly related to tax compliance support.

12.               ADDITIONAL INFORMATION

Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of CAE's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular dated June 15, 2018, in connection with CAE's Annual Meeting of Shareholders to be held on August 14, 2018. Additional financial information, including comparative consolidated audited financial statements and MD&A, are provided in CAE’s Annual Financial Report to the shareholders for the financial year ended March 31, 2018. A copy of such documents may be obtained from the Vice President, Public Affairs and Global Communications or the Corporate Secretary of CAE upon request, or are available online at www.sedar.com, as well as CAE’s website at www.cae.com.

In addition, CAE will provide to any person or company, upon request to the Vice President, Public Affairs and Global Communications or the Corporate Secretary of CAE, the documents specified below:

(a)    When the securities of CAE are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(i)     one copy of CAE’s annual information form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in such annual information form;

(ii)    one copy of CAE’s comparative financial statements for our most recently completed financial year together with the accompanying report of the auditors and one copy of CAE’s most recent interim financial statements for any period after the end of our most recently completed financial year;

(iii)   one copy of the information circular in respect of our most recent annual meeting of shareholders that involved the election of Directors; and

(iv)   one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)    At any other time, one copy of any other document referred to in clauses (i), (ii) and (iii) of paragraph (a) above, provided that CAE may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of CAE.

GLOSSARY

For the purposes of this Annual Information Form, the following terms have the meanings set out below:

“ADA” means Abu Dhabi Aviation Training Center

“AHA” means American Heart Association

 “AIF” means the Annual Information Form

“Annual Financial Report” means the Annual Report to Shareholders for the year ended March 31, 2018

“ASA” means American Society of Anesthesiologists

“ATP” means Airline Transport Pilot

“Board” means the Board of Directors of CAE Inc.

“CAE” means CAE Inc.

“CAE RiseTM” means CAE Real-time Insights and Standardized Evaluations

“CBCA” means the Canada Business Corporations Act

“CCAA” means the Companies’ Creditors Arrangement Act

“CDB” means CAE’s Common Environment/Common Data Base

“Civil” means Civil Aviation Training Solutions

“Company” means CAE Inc.

“Consolidated Financial Statements” means the Consolidated Financial Statements for the year ended March 31, 2018 and the notes thereto

“Defence” means Defence and Security

“DISA” Defense Information Systems Agency

“DISR” means US Department of Defense (DoD) Information Technology Standards and Profile Registry

“DoD” means US Department of Defense

“EASA” means European Aviation Safety Agency

“EMEA” means Middle East and Africa

“FAA” means the U.S. Federal Aviation Administration

“FIIN” means CAE’s Flight Instructor Initiative

“FFS” means full-flight simulators

“FTD” means CAE 400XR, 500XR, 550XR and 600XR Series Flight Training Devices

“FTOs” means flight training organizations

“FY2016” means fiscal 2016

“FY2017” means fiscal 2017

“FY2018” means fiscal 2018

“HPSN” means Human Patient Simulation Network

“ICAO” means International Civil Aviation Organization

“iLVC” means integrated live-virtual-constructive

“INACSL” means International Nursing Association for Clinical Simulation and Learning

“IQ” means Investissement Québec

 “IT” means information technology

“MD&A” means CAE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

 “MOCA” means Maintenance of Certification in Anesthesiology

 “MPL” means Multi-crew Pilot License

 “MROs” means maintenance repair and overhaul organizations

“NCSBN” means U.S. National Council of State Boards of Nursing

“NSS” means national security systems

“OEM” means the original equipment manufacturer

“OGC” means the Open Geospatial Consortium

“PwC” means PricewaterhouseCoopers LLP

“R&D” means research and development

“RAAF” means Royal Australian Air Force

“RPK” means revenue passenger kilometers

“SADI” means Strategic Aerospace and Defence Initiative

“UAE” means United Arab Emirates

“UPRT” means Upset Prevention and Recovery Training

“USAF” means U.S. Air Force

SCHEDULE A – SUBSIDIARIES AND OTHER INVESTMENTS

Set forth below are the names of all the direct and indirect subsidiaries and other investments of CAE as at March 31, 2018. Please note that all entities are wholly owned, except as mentioned.

Name of Subsidiary or other investment	Jurisdiction of Incorporation
Canada
9595058 Canada Inc.	Canada
CAE Healthcare Canada Inc.	Canada
CAE International Holdings Limited	Canada
CAE Machinery Ltd.	British Columbia
CAE Military Aviation Training Inc.	Canada
CAE Mining Equipment Canada Inc.	Canada
CAE Operational Training Services Inc.	Canada
CAE Railway Ltd.	Canada
CAE Services (Canada) Inc.	Canada
CAE Simulator Services Inc.	Québec
CAE Wood Products G.P.[1]	Québec
Flight Simulator-Capital L.P.[2]	Quebec
Pelesys Aviation Maintenance Training Inc. (29.25%)	British Columbia
Pelesys Learning Systems Inc. (45%)	British Columbia
Presagis Canada Inc.	Canada
SKYALYNE Canada Inc. (50%)	Canada
United States
Advanced Medical Technologies, LLC.	Washington
CAE (US) Inc.	Delaware
CAE Civil Aviation Training Solutions Inc.	Florida
CAE Delaware Buyco Inc.	Delaware
CAE Flight Solutions USA Inc.	Delaware
CAE Healthcare, Inc.	Delaware
CAE North East Training Inc.	Delaware
CAE Oxford Aviation Academy Pheonix Inc.	Arizona
CAE SimuFlite Inc.	Delaware
CAE USA Inc.	Delaware
CAE USA Mission Solutions Inc.	Delaware
Embraer CAE Training Services, LLC. (49%)	Delaware
Engenuity Holdings (USA) Inc.	Delaware
KVDB Flight Training Services, Inc. (49%)	Arizona
Oxford Airline Training Center Inc.	Arizona
Parc U.S. Inc.	Delaware
Presagis USA Inc.	California
Rotorsim USA LLC. (50%)	Delaware
Europe
ARGE Rheinmetall Defence Electronics Gmbh/CAE Elektronik GmbH (50%)[3]	Germany
Aviation Personnel Support Services Limited	Ireland
Aviation Training Northeast Asia B.V. (50%)	Netherlands
CAE Academia de Aviación España, S.L.	Spain
CAE Aircrew Training Services plc (78%)	United Kingdom
CAE Aviation Training B.V.	Netherlands
CAE Beyss Grundstücksgesellschaft GmbH	Germany
CAE Center Amsterdam B.V.	Netherlands
CAE Center Brussels N.V.	Belgium
CAE CFT B.V.	Netherlands
CAE CFT Holdings B.V.	Netherlands
CAE Centre Copenhagen A.S.	Denmark
CAE Centre Oslo A.S.	Norway
CAE Centre Stockholm A.B.	Sweden
CAE Elektronik GmbH	Germany
CAE Engineering Korlátolt Felelősségű Társaság	Hungary
CAE Global Academy Évora, S.A.	Portugal
CAE Healthcare GmbH	Germany
CAE Healthcare KFT	Hungary
CAE Holdings B.V.	Netherlands
CAE Holdings Limited	United Kingdom
CAE Investments S.à.r.l.	Luxembourg
CAE Luxembourg Acquisition S.à.r.l.	Luxembourg
CAE Management Luxembourg S.à.r.l.	Luxembourg
CAE Oxford Aviation Academy Amsterdam B.V.	Netherlands
CAE Parc Aviation Jersey Limited	Jersey
CAE Services GmbH	Germany
CAE Services Italia, S.r.l.	Italy
CAE Servicios Globales de Instrucción de Vuelo (España) S.L.	Spain
CAE STS Limited	United Kingdom
CAE Training & Services Brussels NV	Belgium
CAE Training & Services UK Ltd.	United Kingdom
CAE Training Aircraft B.V.	Netherlands
CAE Training Norway A.S.	Norway
CAE (UK) plc	United Kingdom
CAE Verwaltungsgesellschaft mbH	Germany
CVS Leasing Limited (13.39%)	United Kingdom
Embraer CAE Training Services (UK) Limited (49%)	United Kingdom
Eurofighter Simulation Systems GmbH (12%)	Germany
Flight Training Alliance GmbH (50%)	Germany
GCAT Flight Academy Malta Limited	Malta
Helicopter Training Media International GmbH (50%)	Germany
HFTS Helicopter Flight Training Services GmbH (25%)	Germany
Oxford Aviation Academy (Oxford) Limited	United Kingdom
Oxford Aviation Academy Europe AB	Sweden
Oxford Aviation Academy European Holdings AB	Sweden
Oxford Aviation Academy Finance Limited	Ireland
Oxford Aviation Academy Ireland Holdings Limited	Ireland
Oxford Aviation Academy Norway Holdings A.S.	Norway
Parc Aviation (UK) Limited	United Kingdom
Parc Aviation Engineering Services Limited	Ireland
Parc Aviation International Limited	Ireland
Parc Aviation Limited	Ireland
Parc Aviation Services Limited	Isle of Man
Parc Interim Limited	Ireland
Parc Selection Limited	Isle of Man
Presagis Europe S.A.	France
Rotorsim s.r.l. (50%)	Italy
Servicios de Instrucción de Vuelo, S.L. (80%)	Spain
Sim-Industries Production B.V. NN	Netherlands
Simubel N.V. (a CAE Aviation Training Company)	Belgium
SIV Ops Training, S.L. (80%)	Spain
Other
AACE Vietnam Limited Liability Company	Vietnam
Asian Aviation Centre of Excellence (Singapore) Pte Ltd	Singapore
CAE Aircraft Maintenance Pty Ltd. (50%)	Australia
CAE Australia Pty Ltd	Australia
CAE Aviation Services Pte Ltd.	Singapore
CAE Aviation Training Chile Limitada[4]	Chile
CAE Aviation Training International Ltd.	Mauritius
CAE Aviation Training Peru S.A.	Peru
CAE Brunei Multi-Purpose Training Center Sdn. Bhd. (60%)	Brunei
CAE Centre Hong Kong Limited	China
CAE CFT Korea Ltd.	Korea
CAE China Support Services Company Limited	China
CAE Flight & Simulator Services Sdn. Bhd.	Malaysia
CAE Flight and Simulator Services Korea Ltd. (50%)	Korea
CAE Flight Training (India) Private Limited (50%)	India
CAE Flight Training Center Mexico, S.A. de C.V.	Mexico
CAE India Private Limited.	India
CAE Integrated Enterprise Solutions Australia Pty Ltd.	Australia
CAE Japan Flight Training Inc.	Japan
CAE Kuala Lumpur Sdn. Bhd.	Malaysia
CAE Maritime Middle East LLC (49%)	UAE
CAE Melbourne Flight Training Pty Ltd. (50%)	Australia
CAE Middle East L.L.C. (49%)	UAE
CAE Middle East Holdings Limited (50%)	UAE
CAE New Zealand Pty Limited	New Zealand
CAE Nigeria Flight Training Services Limited	Nigeria
CAE Oxford Aviation Academy (Singapore) Pte Ltd.	Singapore
CAE Shanghai Company, Limited	Shanghai
CAE Simulation Technologies Private Limited	India
CAE Simulation Training Private Limited (25%)	India
CAE Singapore (S.E.A.) Pte Ltd.	Singapore
CAE South America Flight Training do Brasil Ltda	Brazil
CAE-LIDER Training Do Brasil Ltda. (50%)	Brazil
China Southern West Australia Flying College Pty Ltd (47%)	Australia
Emirates-CAE Flight Training (L.L.C.) (49%).	Dubai
Flight Training Device (Mauritius) Limited	Mauritius
HATSOFF Helicopter Training Private Limited (50%)	India
International Flight School (Mauritius) Ltd.	Mauritius
JAL CAE Flight Training Co., Ltd. (50%)	Japan
National Flying Training Institute Private Limited (51%)	India
Oxford Aviation Academy (Australia) Pty Ltd. (50%)	Australia
Oxford Aviation Academy Holdings Pty Ltd. (50%)	Australia
Parc Aviation Japan Limited	Japan
Pegasus Uçus Egitim Merkezi A.S. (49.9%)	Turkey
Philippine Academy for Aviation Training, Inc. (40%)	Philippines
Sabena Flight Academy – Africa (34%)	Cameroun
SIM-Industries Brasil Administração de Centros de Treinamento Ltda.	Brasil
Sim-Lease Korea Ltd.	Korea
Simulator Servicios Mexico, S.A. de C.V.	Mexico

INACTIVE

Name of Subsidiary or other investment	Jurisdiction of Incorporation
CAE Beteiligungsgesellschaft mbH	Germany
CAE Crewing Services Limited	Ireland
GCAT Flight Academy Germany GmbH	Germany
CAE Screenplates S.A.	France
Invertron Simulators plc	United Kingdom
ISDAT Simulation SDN BHD (20%).	Malaysia
Parc Aviation Training Limited	Ireland
Xtend Inc.	Utah

Notes 1; 2; 3; 4 refer to a partnership.

SCHEDULE B – AUDIT COMMITTEE CHARTER

CAE Inc.

Membership and Responsibilities of

the Audit Committee of the Board of Directors

1.                                General Responsibilities

1.1       The Audit Committee (the “Committee”) shall be a committee of the Board of Directors.

1.2       The Committee shall consist of three to five directors (one of whom shall be the Chair of the Committee). All members of the Committee shall be independent directors, as determined by the Board taking into consideration applicable laws, regulations and other requirements and regulatory guidelines applicable to such determination. Each member shall annually certify to CAE Inc. (“CAE” or the “Company”) as to his or her independence, in form compliant with the standards of independence set out by regulatory authorities, stock exchanges and other applicable laws, regulations and requirements.  Each member shall be able to read and understand financial statements (balance sheet, income statement, cash flow statement) that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CAE’s financial statements, or shall become able to do so within a reasonable period of time after joining the Committee. One member shall qualify as a “financial expert” (as defined by applicable regulation) and therefore have past employment in finance, accounting or any other comparable experience or background providing financial expertise. The Committee composition, including the qualifications of its members, shall comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as such requirements may be amended from time to time.

1.3       The Chair of the Committee and its members shall be elected annually by the Board of Directors following recommendation of the Governance Committee and the Chair of the Board. If the designated Chair of the Committee is unable to attend a Committee meeting, the other Committee members present shall elect a replacement Chair for that meeting.

1.4       A majority of members of the Committee shall constitute a quorum.

1.5       The Committee shall work closely and cooperatively with such officers and employees of CAE, its auditors, and/or other appropriate advisors and with access to such information as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities, as assigned by the Board of Directors and described herein.

2.                                Review of Audited Financial Statements

2.1       Review the annual audited consolidated financial statements and make specific recommendations to the Board of Directors. As part of this process the Committee should:

a)      Review the appropriateness of the financial statements and any changes to the underlying accounting principles and practices;

b)      Review the appropriateness of estimates, judgments of choice and level of conservatism of accounting alternatives;

c)      Review annually with management, external and internal auditors the identification, assessment and resulting mitigation strategy for financial risk, and the input of the integrated risk assessment into the annual audit planning cycle with subsequent quarterly updates by the Chief Financial Officer of any material changes with respect to financial risk assessment;

d)      Oversee the review by internal audit of the existence and effectiveness of CAE’s Enterprise Risk Management Policy framework;

e)      Approve the annual audited financial statements for the Supplementary Pension, Designated Executive Pension Plan, Employee Pension Plan, CAE MAT Inc. Employees and any other material Canadian pension plans;

f)       Approve the annual audited financial statements for the U.S. 401(K) Retirement Savings Plans and other material U.S. pension plans of the Company and its subsidiaries; and

g)      Receive the summary of annual actuarial reports for defined benefit pension plans for information purposes.

3.                                Engagement of External Auditors

3.1       Recommend to the Board of Directors the appointment of the external independent auditor, which shall be accountable to the Board and the Committee as representatives of the shareholders.

3.2       Review and approval of engagement letter. As part of this review the Committee reviews and recommends to the Board of Directors for their approval the auditors’ fees for the annual audit. The Committee shall:

a)       Oversee the Company’s auditors’ work in connection with the issuance of the annual audit report and quarterly review reports;

b)       Approve the engagement of the external auditors for the audit, any audit-related services, advice with respect to taxation matters and other permitted services and fees for such services, including approval processes for any such service that comply with the requirements of regulatory authorities, stock exchanges and other applicable laws, regulations and requirements, as amended from time to time. Determine envelope for the auditors pre-approved services as to the type of work and dollars threshold. Approve on an ad hoc basis services outside the scope of pre-approved services, if any;

c)       Receive of a written statement at least annually from the external auditors describing all relationships between the auditors and CAE that may impact the objectivity and independence of the auditors;

d)       Review annually with the Board of Directors the independence of the external auditors and either confirm to the Board of Directors that the external auditors are independent in accordance with applicable listing requirements, laws, regulations and other regulatory guidelines, or recommend that the Board of Directors take appropriate action to satisfy itself of their independence; and

e)       Review and approve CAE’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of CAE.

4.                                Review and Discussion with External Auditors

4.1       Review with the external auditors and management the annual external audit plans and agenda, including objectives, scope, risk assessments, timing, materiality level and fee estimate.

4.2       Request and review an annual report prepared by the external auditors of recommendations to improve internal controls over financial reporting and corresponding management responses.

4.3       Regarding the auditor’s internal quality-control procedures, review when applicable, material issues raised by the most recent internal quality-control review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding 5 years, respecting one or more audits carried out by the auditors, and any steps taken to deal with any such issues.

4.4       Hold timely discussions with the external auditors regarding (i) critical accounting policies and practices, (ii) alternative treatments of financial information within generally accepted accounting principles related to material items discussed with management, ramifications thereof and treatment preferred by the external auditor, and (iii) other material written communication between the external auditors and management, including the management letter and schedule of unadjusted differences.

4.5       Meet to review and discuss with the external auditors the annual audited financial statements and quarterly financial statements, including disclosures in management discussion and analysis.

4.6       Meet separately, quarterly, with the external auditors (including the engagement partner).

4.7       Make specific and direct inquiry of the external auditors’ work relating to:

a)    Performance of management involved in the preparation of financial statements;

b)    Any restrictions on the scope of audit work;

c)    The level of cooperation received in the performance of the audit;

d)    The effectiveness of the work of internal audit;

e)    Any unresolved material differences of opinion or disputes between management and the external auditors, and be directly responsible for overseeing the resolution of disagreements between management and the external auditors regarding financial reporting;

f)     Any transactions or activities which may be illegal or unethical; and

g)    Independence of the external auditors, including the nature and fees of non-audit services performed by the external audit firm and its affiliates.

4.8       Provide evaluation and regular feedback to the external auditors.

4.9       Conduct an annual performance assessment of the external auditors.

5.                                Review and Discussion with Internal Auditors

5.1       Review the annual internal audit plan, including assessment of audit risk, planned activities, level and nature of reporting, audit organization and annual budget.

5.2       Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal controls over financial reporting, including any significant deficiencies and significant changes in internal controls.

5.3       Set and communicate to the Director of Internal Audit high expectations and hold him/her and the department accountable for meeting them. Provide guidance on reported potential management lapses and evaluate the status and implementation of recommendations.

5.4       Meet separately, regularly, with the Director of Internal Audit.

5.5       Make specific and direct inquiry of the internal auditors’ work relating to:

5.6       Any significant recommendations to improve financial, operational and compliance internal controls and corresponding management responses;

5.7       The level of independence of internal audit; and

5.8       Any material disagreement with management or scope or restrictions encountered in the course of the function’s work.

5.9       Concurrent with the review of the annual Internal Audit Plan, discuss goals and evaluate the performance of the Director of Internal Audit.

5.10     Oversee at least once every five years an external review of the internal audit function.

6.                                Review and Discussion with Management

6.1       Review and assess the adequacy and quality of organization, staffing and succession planning for accounting and financial responsibilities (including internal audit).

6.2       Review analyses prepared by management setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effect of alternative GAAP methods on the financial statements. Such revision should also include:

6.3       Review with management of the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the financial statements of the Company; and

6.4       Review and approve all related-party transactions.

6.5       Discuss with management the annual audited financial statements and quarterly financial statements and the independent auditor, including CAE’s disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A).

6.6       Review with management the annual performance of external and internal audit and respond to results thereof.

6.6       Review, and have specific oversight responsibility for, CAE’s:

a)    Enterprise risk management policy framework; and

b)    Global Insurance Coverage (including the Director & Officer Plan).

6.7       Review at least annually with management:

a)    IT and Cyber-Security risks and controls;

b)    Capital structure and Treasury appropriateness and efficiency; and

c)    Tax compliance.

7.                                Review and Discussion with the Human Resources Committee

7.1       On request, provide support to the Human Resources Committee of the Board (“HR Committee”) regarding management incentives and related topics (including compensation and appropriate use of corporate assets).

7.2       Support the HR Committee in its assessment of the incentive structure and whether it contributes to increased fraud or other risks.

8.                                Review of Public Disclosure Documents

8.1       Review all material public documents relating to CAE’s financial performance, financial position or analyses thereon, including financial statements, MD&A, annual and interim earnings press releases and the Annual Information Form (AIF), prior to their release.

8.2       Review and monitor practices and procedures adopted by the Company to assure compliance with applicable listing requirements, laws, regulations and other rules, and where appropriate, make recommendations or reports to the Board of Directors.

8.3       Discuss CAE’s financial information and earnings guidance provided to analysts and rating agencies.

8.4       Review major issues regarding accounting principles and financial report presentations, including any significant changes in the accounting principles to be observed in the preparation of the accounts of the Company and its subsidiaries, or in their application; major issues as to the Company’s internal controls; and any special audit steps adopted in light of material control deficiencies.

8.5       Prepare/review reports of the Committee as may be required by any applicable securities regulatory authority to be included in the Company’s management proxy circular or any other disclosure documents.

8.6       Review and approve the procedures in the Company’s Disclosure Policy and annually verify that adequate procedures exist for the review of the disclosure of financial information derived from financial statements.

9.                                Legal and Compliance

9.1       Review, with the Company’s general counsel, legal and compliance matters that could have a significant impact on the Company’s financial statements.

9.2       Review, and have specific oversight responsibility for, CAE’s compliance process in respect of laws of an export control/national security nature, and receive at least annually a report on such compliance from CAE’s general counsel.

10.                              Handling of Complaints

10.1     Maintain procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees regarding questionable accounting or auditing matters.

11.                                Annual Review

11.1     Review and assess the adequacy of its mandate annually, report to the Board of Directors thereon and recommend to the Board of Directors (for approval) any proposed changes to its processes, procedures and agendas, as well as this charter.

11.2     Perform an annual evaluation of the performance of the Committee and report to the Chair of the Governance Committee of the CAE Board of Directors thereon.

12.                              Orientation and Continuing Education

12.1     Identify and participate where appropriate or necessary in continuing Committee education reading and/activities.

13.                              Other Responsibilities

13.1     The Board may refer from time to time such matters relating to the financial affairs and risk management of the Company as the Board may deem appropriate.

14.                                Meetings

14.1     The Committee shall meet at such times as deemed necessary by the Board or the Committee and shall report regularly to the Board.

15.                              Engagement of Professional Services

15.1     The Committee is authorized to engage independent counsel, and other advisers, as it determines necessary to carry out its duties. The Company shall provide for appropriate funding, as determined by the Committee, for such services.